Registration No. 333-72233
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
--------------------------------------------------------------------------------


                           PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-6



               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

         SEPARATE ACCOUNT VLI
                  of
      THE EQUITABLE OF COLORADO, INC.   Joseph G. Williams Jr., Vice President
         (Exact Name of Trust)             and Associate General Counsel
                                        The Equitable Life Assurance Society
      THE EQUITABLE OF COLORADO, INC.   of the United States
        (Exact Name of Depositor)       1290 Avenue of the Americas, 12th Floor
       370 17th Street, Suite 4950             New York, NY 10104
          Denver, CO 80202              (Name and Address of Agent for Service)
   (Address of Depositor's Principal
          Executive Offices)

                      ----------------------------------
              Telephone Number, Including Area Code: (303) 892-5700
                      ----------------------------------
                  Please send copies of all communications to:

    BETH N. LOWSON, ESQ.                         with a copy to:
The Equitable Life Assurance                 THOMAS C. LAUERMAN, ESQ.
Society of the United States              Freedman , Levy, Kroll & Simonds
1290 Avenue of the Americas,           1050 Connecticut Avenue, N.W., Suite 825
       12th Floor                             Washington, D.C. 20036
    New York, NY 10104


                       ----------------------------------

     Securities Being Registered: Units of Interest in Separate Account VLI
--------------------------------------------------------------------------------
Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

[Outside Wrapper]

                                 IL PROTECTOR(R)
                A flexible premium variable life insurance policy
                                 April __, 1999
                           Equitable of Colorado Logo

                                                                   [FRONT COVER]
                                 IL PROTECTOR(R)
                A flexible premium variable life insurance policy
                         Prospectus dated April __, 1999
                           Equitable of Colorado Logo


         Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, at the end of this prospectus you will find attached the prospectuses for The Hudson River Trust and EQ Advisors Trust, which contain important information about their Portfolios.

         This prospectus describes many aspects of an IL Protector policy, but is not itself a policy. The policy is the actual contract that determines your benefits and obligations under IL Protector. To make this prospectus easier to read, we sometimes use different words than the policy. Equitable of Colorado or your Equitable of Colorado associate can provide any further explanation about your policy.

WHAT IS IL PROTECTOR? IL Protector is issued by Equitable of Colorado. It provides life insurance coverage, plus the opportunity for you to earn a return in our guaranteed interest option and/or one or more of the following variable investment options:

-----------------------------------------------------------------------------------------------------------------------
    FIXED INCOME OPTIONS:                          EQUITY OPTIONS:                         ASSET ALLOCATION OPTIONS:
----------------------------  --------------------------------------------------------  -------------------------------
Domestic Fixed Income         Domestic Equity               International Equity        o  Alliance Conservative
---------------------         ---------------               --------------------           Investors
   o Alliance Money Market       o T. Rowe Price Equity        o Alliance Global        o  EQ/Putnam Balanced
   o Alliance Intermediate         Income                      o Alliance International o  Alliance Balanced
     Government Securities       o EQ/Putnam Growth &          o T. Rowe Price          o  Alliance Growth Investors
   o Alliance Quality Bond         Income Value                  International Stock    o  Merrill Lynch World
Aggressive Fixed Income          o Alliance Growth & Income    o Morgan Stanley            Strategy
----------------------           o Alliance Equity Index         Emerging Markets Equity
   o Alliance High Yield         o Merrill Lynch Basic
                                   Value Equity            Aggressive Equity
                                 o Alliance Common Stock   ------------------
                                 o MFS Research               o Alliance Aggressive
                                 o MFS Growth with Income*      Stock
                                 o EQ/Alliance Premier        o Warburg Pincus Small
                                   Growth*                      Company Value
                                                              o Alliance Small Cap
                                 *Available June 4, 1999        Growth
                                                              o MFS Emerging Growth
                                                                Companies
-----------------------------------------------------------------------------------------------------------------------

Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding "Portfolio" that is part of one of the following two mutual funds: The Hudson River Trust or the EQ Advisors Trust. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax-deferred and the life insurance benefits we pay if the policy's insured person dies will generally be income tax-free.

         Other choices you have. You have considerable flexibility to tailor the policy to your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as "premiums") to your policy, (2) pay certain premium amounts to guarantee that your insurance coverage will continue for a number of years, regardless of investment performance, (3) borrow or withdraw amounts you have accumulated, (4) change the amount of insurance coverage, (5) choose between two life insurance benefit options, (6) elect to receive an insurance benefit if the insured person becomes terminally ill, and (7) add or delete certain optional benefits that we offer by "riders" to your policy.

Your Equitable of Colorado associate can provide you with information about all forms of life insurance available from us and help you decide which may best meet your needs. Replacing existing insurance with IL Protector or another policy may not be to your advantage.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

--------------------------------------------------------------------------------
       COPYRIGHT 1999 THE EQUITABLE OF COLORADO, INC. ALL RIGHTS RESERVED.
 IL PROTECTOR IS A REGISTERED SERVICE MARK OF THE EQUITABLE LIFE ASSURANCE
                         SOCIETY OF THE UNITED STATES.

WHO IS EQUITABLE OF COLORADO? We are The Equitable of Colorado, Inc. ("Equitable of Colorado"), a Colorado stock life insurance company. We have been doing business since 1984. Equitable of Colorado is a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance company. Equitable Life has been doing business since 1859, and is a wholly-owned subsidiary of The Equitable Companies Incorporated ("Equitable Companies"), whose majority shareholder is AXA, a French holding company for an international group of insurance and related financial services companies. As a majority shareholder, and under its other arrangements with Equitable of Colorado, Equitable Life and Equitable Companies, AXA exercises significant influence over the operations and capital structure of Equitable Companies and its subsidiaries. No company other than Equitable of Colorado, however, has any legal responsibility to pay amounts that Equitable of Colorado owes under the policies. During 1999, Equitable Companies plans to change its name to AXA Financial, Inc.

Equitable Companies and its consolidated subsidiaries, including Equitable of Colorado, managed approximately $347.5 billion in assets as of December 31, 1998. Equitable of Colorado is authorized to sell life insurance in forty-six states and annuities in twenty-one states. Our home office is located at 370 17th Street, Denver, Colorado 80202.


HOW TO REACH US. To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you can contact us


BY MAIL:                                  BY EXPRESS DELIVERY:                     BY TOLL-FREE PHONE: 1-888-855-5100
at the Post Office Box for our            At the Street Address for our            (automated system available weekdays 7 AM
Administrative Office specified in your   Administrative Office specified in       to 9 PM, Eastern Time;  customer service
policy.                                   your policy.                             representative available weekdays
                                                                                   8 AM to 9 PM, Eastern Time)
                                          BY FAX:  1-704-540-9714

We require that the following types of communications be on specific forms we provide for that purpose:
(1)      request for automatic transfer service; and
(2       authorization for telephone transfers by a person who is not also the insured person.

We also have specific forms that we recommend you use for the following:
(a)      policy surrenders;
(b)      address changes;
(c)      beneficiary changes;
(d)      transfers between investment options; and
(e)      changes in allocation percentages for premiums and deductions.

Except for properly authorized telephone transactions, any notice or request that does not use our standard form must be in writing dated and signed by you and should also specify your name, the insured person's name (if different), your policy number, and adequate details about the notice you wish to give or other action you wish us to take. For information about transaction requests you can make by phone, see "Telephone Transfers" on page 23 and "Telephone Requests" on page 41 of this prospectus. We may require you to return your policy to us before we make certain policy changes that you request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners both must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests, and notices to our Administrative Office at the addresses specified in your policy. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.

                           CONTENTS OF THIS PROSPECTUS


                                                                  PAGE IN THIS
                                                                   PROSPECTUS
                                                                   ----------
WHAT IS IL PROTECTOR?                                                  2
WHO IS EQUITABLE OF COLORADO?                                          4
HOW TO REACH US                                                        4
CHARGES AND EXPENSES YOU WILL PAY                                      9
RISKS YOU SHOULD CONSIDER                                             13
DECIDING TO PURCHASE -- POLICY FEATURES AND BENEFITS                  13
         How You Can Pay For and Contribute to Your Policy            13
         The Minimum Amount of Premiums You Must Pay                  14
         Investment Options Within Your Policy                        16
         About Your Life Insurance Benefit                            17
         You Can Increase or Decrease Your Insurance Coverage         19
         Other Benefits You Can Add by Rider                          20
         Your Options For Receiving Policy Proceeds                   20
         Your Right to Cancel Within a Certain Number of Days         21
         Variations Among IL Protector Policies                       21
DETERMINING YOUR POLICY'S VALUE                                       22
         Your Account Value                                           22
TRANSFERRING YOUR MONEY AMONG OUR INVESTMENT OPTIONS                  23
         Transfers You Can Make                                       23
         Telephone Transfers                                          23
         Our Dollar Cost Averaging Service                            24
ACCESSING YOUR MONEY                                                  24
         Borrowing From Your Policy                                   24
         Making Withdrawals From Your Policy                          26
         Surrendering Your Policy for its Net Cash Surrender Value    27
         When the Insured Person Reaches Age 100 ("Maturity")         27
         Your Option to Receive a Living Benefit                      27
TAX INFORMATION                                                       28
         Basic Tax Treatment For You and Your Beneficiary             28
         Tax Treatment of Distributions to You                        28
         Tax Treatment of Living Benefit Proceeds                     30
         Effect of Policy on Interest Deductions Taken by Business
         Entities                                                     31
         Requirement That We Diversify Investments                    31
         Estate, Gift, and Generation-Skipping Taxes                  32
         Pension and Profit-Sharing Plans                             32
         Other Employee Benefit Programs                              32
         ERISA                                                        32
         Our Taxes                                                    33
         When We Withhold Taxes From Distributions                    33
         Possibility of Future Tax Changes                            33

MORE INFORMATION ABOUT PROCEDURES THAT APPLY TO YOUR POLICY           34
         Ways to Make Premium and Loan Payments                       34
         Requirements for Surrender Requests                          34
         Ways We Pay Policy Proceeds                                  34
         Assigning Your Policy                                        35
         Dates and Prices at Which Policy Events Occur                35
         Policy Issuance                                              37
         Gender-neutral Policies                                      38
MORE INFORMATION ABOUT OTHER MATTERS                                  38
         Your Voting Privileges                                       38
         About Our Separate Account VLI                               39
         About Our General Account                                    39
         You Can Change Your Policy's Insured Person                  40
         Transfers of Your Account Value                              40
         Telephone Requests                                           41
         Deducting Policy Charges                                     41
         Suicide and Certain Misstatements                            43
         When We Pay Policy Proceeds                                  43
         Changes We Can Make                                          44
         Reports We Will Send You                                     45
         Legal Proceedings                                            45
         Illustrations of Policy Benefits                             45
         SEC Registration Statement                                   45
         How We Market the Policies                                   45
         Insurance Regulation That Applies To Equitable of Colorado   46
         Services Provided by Equitable Life                          46
         Year 2000 Progress                                           46
         Directors and Principal Officers                             47
FINANCIAL STATEMENTS OF EQUITABLE OF COLORADO                         48
APPENDICES
         I -- Investment Performance Record                           A-1
         II--Our Data on Market Performance                           B-1
         III--An Index of Key Words and Phrases                       C-1

THE HUDSON RIVER TRUST PROSPECTUS (follows after page C-2 of this prospectus, but is not a part of this prospectus)

EQ ADVISORS TRUST PROSPECTUS (follows after The Hudson River Trust Prospectus, but is not a part of that prospectus or this prospectus.)


"WE", "OUR" AND "US" REFERS TO EQUITABLE OF COLORADO.

WHEN WE ADDRESS THE READER OF THIS PROSPECTUS WITH WORDS SUCH AS "YOU" AND "YOUR," WE MEAN THE PERSON OR PERSONS HAVING THE RIGHT OR RESPONSIBILITY THAT THE PROSPECTUS IS DISCUSSING AT THAT POINT. THIS USUALLY IS THE POLICY'S OWNER. IF A POLICY HAS MORE THAN ONE OWNER, ALL OWNERS MUST JOIN IN THE EXERCISE OF ANY RIGHTS AN OWNER HAS UNDER THE POLICY, AND THE WORD "OWNER" THEREFORE REFERS TO ALL OWNERS.

WHEN WE USE THE WORD "STATE," WE ALSO MEAN ANY OTHER LOCAL JURISDICTION WHOSE LAWS OR REGULATIONS AFFECT A POLICY.


EQUITABLE OF COLORADO DOES NOT SELL IL PROTECTOR IN ALL STATES. THIS PROSPECTUS DOES NOT OFFER IL PROTECTOR ANYWHERE SUCH OFFERS ARE NOT LAWFUL. EQUITABLE OF COLORADO DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATION ABOUT THE OFFERING OTHER THAN THAT CONTAINED OR INCORPORATED IN THIS PROSPECTUS, IN ANY CURRENT SUPPLEMENTS THERETO, OR IN ANY RELATED SALES MATERIALS AUTHORIZED BY EQUITABLE OF COLORADO.

CHARGES AND EXPENSES YOU WILL PAY


This table shows the charges that we deduct under the terms of your policy. For more information about some of these charges, see "Deducting Policy Charges" beginning on page 41 below.

----------------------------------------------------------------------------------------------------------------------
                  TABLE OF POLICY CHARGES
----------------------------------------------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM AMOUNTS YOU CONTRIBUTE TO YOUR POLICY:

     Sales charge........................................    6% of each premium payment you make

     Charge for taxes......................................  Currently ranges from 0.50% to 5% (Virgin Islands)

----------------------------------------------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR POLICY'S VALUE EACH MONTH:

     Administrative charge...............................    $25 in each of your policy's first 12 months
                                                             $6 in each subsequent month (which we may increase up
                                                             to $10)

     Cost of insurance charges and
        optional rider charges...........................    Amount varies depending on the specifics of
                                                             your policy[superscript 1]

----------------------------------------------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR POLICY'S INVESTMENT PERFORMANCE EACH DAY:

     Mortality and expense risk charge...................    .80% (effective annual rate) of the value you have in
                                                             our variable investment options[superscript 2]

----------------------------------------------------------------------------------------------------------------------


--------------------
1 See "Monthly cost of insurance charge" on page 41 below and "Other Benefits You Can Add by Rider" on page 20 below. The Illustrations of Policy Benefits that your Equitable associate will provide will show the impact of the actual current and guaranteed maximum rates of these and any other charges, based on various assumptions.


2  This charge does not apply to amounts in our guaranteed interest option.


CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME OF THE TRANSACTION:

      Surrender (turning in) of your policy
        during its first 15 years........................    A surrender charge equal to the smaller of (a) 66% of
                                                             one "target premium"[superscript 3] (or less for
                                                             surrenders after the ninth year) [superscript 4] or (b)
                                                             24% of all premium payments you make in the first year
                                                             up to the target premium, plus 3% of all additional
                                                             premiums paid in that year or subsequently.  (We will
                                                             also deduct the amount of surrender charge remaining for
                                                             any face amount increases, as discussed immediately below.)

      Surrender of your policy during the first 15 years
       after you have requested an increase in your
       policy's face amount[superscript 5]...............    An amount of surrender charge that we will compute on
                                                             essentially the same basis as if each such face amount
                                                             increase had been a separate, newly-issued IL Protector
                                                             policy.[superscript 6]
     Requested decrease in your policy's face
       amount............................................    A pro-rata portion of the full that would apply to a surrender at the time of the decrease

     Change of your policy's insured person..............    $100

     Election to add "living benefit" rider after

--------------------

3 The "target premium" is actuarially determined for each policy, based on that policy's particular characteristics.

4 Beginning in your policy's tenth year, this amount declines at a constant rate each month until no surrender charge applies to surrenders made after the policy's 15th year. The maximum amount of surrender charge under clause
   (a) will be set forth in your policy. The lowest maximum initial surrender charge under clause (a) for any policy would be $1.25 for each $1000 of initial face amount and the highest maximum initial surrender charge under clause (a) for any policy would be $29.48 per $1000.

5 The "face amount" is the basic amount of insurance coverage under your policy.

6 This additional surrender charge, however, applies only to the amount (if any) by which the increase causes the face amount to exceed its highest previous amount. For these purposes, we disregard any face amount changes that we make automatically as a result of any change in your death benefit option.

   To calculate the amount of any additional surrender charge, we consider that a portion of any premiums you pay at or after the time of the increase to have been paid for the increase. We do this in the manner prescribed by SEC regulations for such premium allocations.


       policy issue......................................    $100

     Exercise of option to receive a "living
       benefit"..........................................    Up to $250

     Transfers among investment options..................    $0 for each of the first 12 transfers per year (which
                                                             we may increase up to $25) and $25 for each additional
                                                             transfer in the same year[superscript 7]

     Partial withdrawal..................................    $25 (or, if less, 2% of the withdrawal)

     Increase in your policy's face amount...............    $1.50 for each $1000 of the increase (but not more than
                                                             $240 in total)


--------------------------------------------------------------------------------

YOU ALSO BEAR YOUR PROPORTIONATE SHARE OF ALL FEES AND EXPENSES PAID BY A "PORTFOLIO" THAT CORRESPONDS TO ANY VARIABLE INVESTMENT OPTION YOU ARE USING:


These tables show the fees and expenses paid by each Portfolio for the year ended December 31, 1998, except as noted below. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and of the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. All figures are expressed as an annual percentage of each Portfolio's daily average net assets.

-------------------------------------------------------------------------------------------------------------------------------
                                                                              1998 FEES AND EXPENSES
                                                    ---------------------------------------------------------------------------
PORTFOLIOS THAT ARE PART OF THE HUDSON RIVER TRUST       MANAGEMENT FEE           OTHER EXPENSES       TOTAL ANNUAL EXPENSES
-------------------------------------------------------------------------------------------------------------------------------
Alliance Money Market                                         0.35%                   0.02%                    0.37%
Alliance Intermediate Government Securities                   0.50%                   0.05%                    0.55%
Alliance Quality Bond                                         0.53%                   0.04%                    0.57%
Alliance High Yield                                           0.60%                   0.03%                    0.63%
Alliance Growth & Income                                      0.55%                   0.03%                    0.58%
Alliance Equity Index                                         0.31%                   0.03%                    0.34%
Alliance Common Stock                                         0.36%                   0.03%                    0.39%
Alliance Global                                               0.64%                   0.07%                    0.71%
Alliance International                                        0.90%                   0.16%                    1.06%
Alliance Aggressive Stock                                     0.54%                   0.02%                    0.56%
Alliance Small Cap Growth                                     0.90%                   0.06%                    0.96%
Alliance Conservative Investors                               0.48%                   0.05%                    0.53%
Alliance Balanced                                             0.41%                   0.04%                    0.45%
Alliance Growth Investors                                     0.51%                   0.04%                    0.55%

--------------------

7 No charge, however, would ever apply apply to a transfer of all of your variable investment option amounts to our guaranteed interest option.


                                                  -----------------------------------------------------------------------------
                                                                            1998 FEES AND EXPENSES*
                                                  -----------------------------------------------------------------------------
PORTFOLIOS THAT ARE PART OF THE                                                         TOTAL       FEE WAIVERS    NET TOTAL
EQ ADVISORS TRUST                             MANAGEMENT                  OTHER        ANNUAL     AND/OR EXPENSE    ANNUAL
                                                 FEE       12B-1 FEE    EXPENSES      EXPENSES    REIMBURSEMENTS   EXPENSES
--------------------------------------------------------------------------------------------------------------------------------
T. Rowe Price Equity Income                      0.55%        0.25%        0.24%        1.04%          0.19%          0.85%
EQ/Putnam Growth & Income Value                  0.55%        0.25%        0.24%        1.04%          0.19%          0.85%
Merrill Lynch Basic Value Equity                 0.55%        0.25%        0.26%        1.06%          0.21%          0.85%
MFS Research                                     0.55%        0.25%        0.25%        1.05%          0.20%          0.85%
T. Rowe Price International Stock                0.75%        0.25%        0.40%        1.40%          0.20%          1.20%
Morgan Stanley Emerging Markets Equity           1.15%        0.25%        1.23%        2.63%          0.88%          1.75%
Warburg Pincus Small Company Value               0.65%        0.25%        0.27%        1.17%          0.17%          1.00%
MFS Emerging Growth Companies                    0.55%        0.25%        0.24%        1.04%          0.19%          0.85%
EQ/Putnam Balanced                               0.55%        0.25%        0.45%        1.25%          0.35%          0.90%
Merrill Lynch World Strategy                     0.70%        0.25%        0.66%        1.61%          0.41%          1.20%
EQ/Alliance Premier Growth                       0.90%        0.25%        0.74%        1.89%          0.74%          1.15%
MFS Growth with Income                           0.55%        0.25%        0.59%        1.39%          0.54%          0.85%

-------------------
  * Other Expenses and Total Annual Expenses are based upon the actual expenses incurred by each Portfolio for the year ended December 31, 1998, except for MFS Growth with Income which commenced operations on December 31, 1998 and EQ/Alliance Premier Growth which will commence operations on May 1, 1999. The expenses for those Portfolios are based on estimates for 1999. The EQ Advisors Trust's manager, EQ Financial Consultants, Inc., has entered into an Expense Limitation Agreement with respect to each Portfolio under which it has agreed to waive or reduce its fees and to assume other expenses of each of the Portfolios, if necessary, in an amount that limits each Portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures, extraordinary expenses and 12b-1 fees) to not more than the amounts specified above as Net Total Annual Expenses. See the EQ Advisors Trust prospectus for more information.
--------------------------------------------------------------------------------


HOW WE ALLOCATE CHARGES AMONG YOUR INVESTMENT OPTIONS

         In your application for a policy, you tell us from which investment options you want us to take the policy's monthly deductions as they fall due. You can change these instructions at any time. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your investment options proportionately to your value in each.

CHANGES IN CHARGES


         We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see "Our Taxes" on page 33 below) or (2) make a charge for any illustration of how your policy's values could change over time, if you request more than one illustration in the same year.

         Any changes that we make in our current charges or charge rates will be by class of insured person and will be based on changes in future expectations about such factors as investment earnings, mortality experience, the length of time policies will remain in effect, premium payments, expenses and taxes. Any changes in charges may apply to then outstanding policies, as well as to new policies, but we will not raise any charges above any maximums discussed in this prospectus and shown in your policy.



RISKS YOU SHOULD CONSIDER

Some of the principal risks of investing in a policy are as follows:


o If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

o If the investment options you choose do not make enough money to pay for the policy charges, you could have to pay more premiums to keep your policy from terminating.

o We can increase certain charges without your consent, within limits stated in your policy.


o You may have to pay a surrender charge if you wish to discontinue some or all of your insurance coverage under a policy.

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.



DECIDING TO PURCHASE -- POLICY FEATURES AND BENEFITS


HOW YOU CAN PAY FOR AND CONTRIBUTE TO YOUR POLICY

         Premium payments. We call the amounts you contribute to your policy "premiums" or "premium payments." The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $100, although we can increase this minimum if we give you advance notice. (Policies issued in some states or automatic premium payment plans may have different minimums.) Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.


[Side bar: You can generally pay premiums at such times and in such amounts as you like, so long as (i) you pay enough to prevent your policy from lapsing and
(ii) you don't exceed certain limits determined by the federal income tax laws applicable to life insurance.]

         Limits on premium payments. The federal tax law definition of "life insurance" limits your ability to pay certain high levels of premiums (relative to the amount of your policy's insurance coverage). Also, if your premium payments exceed certain other amounts specified under the Internal Revenue Code, your policy will become a "modified endowment contract," which may subject you to additional taxes and penalties on any distributions from your policy. These tax law premium limits are summarized further under "Tax Information" beginning on page 28 below. We may return to you any premium payments that would exceed those limits.

         You can ask your Equitable of Colorado associate to provide you with an Illustration of Policy Benefits that shows you the amount of premium you can pay, based on various assumptions, without exceeding these tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay.

         If at any time your policy's account value is high enough that the alternative death benefit discussed on page 17 below would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with adequate evidence that he/she continues to meet our requirements for issuing insurance. The requirement for such evidence, however, would apply only to the amount of premiums you pay in any year of your policy that exceeds your annual no-lapse guarantee premium or your initial annual planned periodic premium (whichever is greater). Planned periodic premiums are discussed immediately below, and no-lapse guarantee premiums are discussed below on page 15.

         Planned periodic premiums. Page 3 of your policy will specify a "planned periodic premium." This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only enough premiums to ensure (i) that your policy has enough "net cash surrender value" to cover your policy's monthly charges as they fall due or (ii) that your no-lapse guarantee (discussed below) remains in effect. ("Net cash surrender value" is explained under "Surrendering Your Policy For its Net Cash Surrender Value" on page 27 below.)


THE MINIMUM AMOUNT OF PREMIUMS YOU MUST PAY


         Policy "lapse" and termination. Your policy will lapse (also referred to in your policy as "default") if it does not have enough net cash surrender value to pay the monthly charges when due and the no-lapse guarantee is not then in effect. We will mail a notice to you at your last known address if your policy lapses. You will have a 61 day grace period to pay at least an amount prescribed in your policy, which would be enough to keep your policy in force for approximately three months (without regard to investment performance). You may not make any transfers or request any other policy changes during a grace period. If we do not receive your payment by the end of the grace period, your policy (and all riders to the policy) will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.


[Side bar: Your policy will terminate if you don't pay enough premiums either to pay the charges we deduct or to keep the no-lapse guarantee in effect. However, we will first send you a notice and give you a chance to cure any shortfall.]


         You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See "Tax Information," beginning on page 28 below.

         Restoring a terminated policy. To have your policy "restored" (put back in force), you must apply within six months after the date of termination. In some states, you may have a longer period of time. You must also present evidence of insurability satisfactory to us and pay at least the amount of premium that we require. Your policy contains additional information about the minimum amount of this premium and about the values and terms of the policy after it is restored.

         No-lapse guarantee and premiums. Page 3 of your policy will specify a "no-lapse guarantee premium." Payment of the no-lapse guarantee premiums is not required. However, we measure the actual premiums you have paid against the no-lapse guarantee premiums to see if the no-lapse guarantee provision will prevent a policy from lapsing. For more detail about how we do this, see "No-lapse guarantee test" below. The no-lapse guarantee provision will not prevent your policy from lapsing if you have an outstanding policy loan.

[Side bar: In most states, if you pay at least certain prescribed amounts of premiums, and have no policy loans, your policy will not lapse for a number of years, even if the value in your policy becomes insufficient to pay the monthly charges.]

         In most states, the no lapse guarantee provision will last for the first twenty years of your policy if the insured person was age 59 or younger when the policy was issued, and for the first fifteen years in the case of other issue ages. In some states, however, the no-lapse guarantee is unavailable or limited to a much shorter period of time. The no-lapse guarantee period appears on page 3 of your policy.

         If you want to be billed for your no-lapse guarantee premium, you should select that option in your application for a policy. Your planned periodic premium will then be your no-lapse guarantee premium.


         No-lapse guarantee test. If your policy's net cash surrender value is not sufficient to pay a monthly deduction that has become due, we check to see if the cumulative amount of premiums that you have paid to date at least equals the cumulative no-lapse guarantee premiums due to date. So long as at least this amount has been paid, your policy will not lapse.


         When we calculate the cumulative amount of no-lapse guarantee premiums, we compound each amount at a 4% annual interest rate from the due date through the date of the calculation. (This interest rate is purely for purposes of determining whether you have satisfied the no-lapse guarantee test. It does not bear any relation to the returns you will actually earn or any loan interest you will actually pay.) We use the same calculation for determining the cumulative amount of premiums paid, beginning with the date each premium is received. The amount of premiums you must pay to maintain the no-lapse guarantee will be increased by the cumulative amount of any partial withdrawals you have taken from your policy (calculated by the same method, beginning with the date of withdrawal).

         The amount of the no-lapse guarantee premium set forth in your policy is actuarially determined at policy issuance and depends on the age and other insurance risk characteristics of the insured person, as well as the amount of the coverage and additional features you select. Certain additional benefit riders will cause the no-lapse guarantee to increase each year. The no-lapse guarantee premiums may also change if you make policy changes that increase or decrease the face amount of the policy or a rider, add or eliminate a rider, or if there is a change in the insured person's risk characteristics. We will send you a new policy page showing any change in your no-lapse guarantee premium. Any change will be prospective only, and no change will extend the no-lapse period beyond its original number of years.


INVESTMENT OPTIONS WITHIN YOUR POLICY


         We will initially put all amounts which you have allocated to variable investment options into our Alliance Money Market investment option. On the twenty-first day after your policy's issue date (the "Allocation Date"), we will re-allocate that investment in accordance with your premium allocation instructions then in effect. You give such instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

         Variable investment options. The 26 variable investment options available are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as "Investment Funds".) The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. The advisors who make the investment decisions for each Portfolio are as follows:

[Side bar:  You can choose among 26 variable investment options]

         Alliance Capital Management L.P. (for each "Alliance" or "EQ/Alliance"
           option)
         T. Rowe Price Associates, Inc. and Rowe Price-Fleming International, Inc. (for both "T. Rowe Price" options)
         Putnam Investment Management, Inc. (for both "EQ/Putnam" options) Merrill Lynch Asset Management L.P. (for both "Merrill Lynch" options) Massachusetts Financial Services Company (for the "MFS" options)
         Morgan Stanley Asset Management Inc. (for the "Morgan Stanley" option) Warburg Pincus Asset Management, Inc. (for the "Warburg Pincus" option)

         The Portfolio that corresponds to each variable investment option that has "Alliance" in its name is a part of The Hudson River Trust (except for the "EQ/Alliance" Portfolio). Each other Portfolio is a part of EQ Advisors Trust. EQ Financial Consultants, Inc., a subsidiary of Equitable Life and an affiliate of Equitable of Colorado, serves as investment manager of the EQ Advisors Trust. As such, EQ Financial Consultants oversees the activities of the above-listed advisors with respect to EQ Advisors Trust and is responsible for retaining or discontinuing the services of those advisors. You will find other important information about each Portfolio in the separate prospectuses for The Hudson River Trust and EQ Advisors Trust attached at the end of this prospectus. We may add or delete variable investment options or Portfolios at any time.

         Guaranteed interest option. You can also allocate some or all of your policy's value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. For each year of your policy, we declare a fixed rate of interest (4% minimum) on amounts you allocate to our guaranteed interest option. (The guaranteed interest option is part of what your policy and other supplemental material may refer to this as the "Guaranteed Interest Account".)


[Side-bar: We will pay at least 4% annual interest on our guaranteed interest option.]

ABOUT YOUR LIFE INSURANCE BENEFIT

         Your policy's face amount. In your application to buy an IL Protector policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the "face amount" of the policy. $50,000 is the smallest amount of coverage you can request.

[Side-bar: If the insured person dies, we pay a life insurance benefit to the "beneficiary" you have named. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B.]

         Your policy's "death benefit" options. In your policy application, you also choose whether the basic amount (or "benefit") we will pay if the insured person dies is

      o Option A - THE POLICY'S FACE AMOUNT on the date of the insured person's death. The amount of this death benefit doesn't change over time, unless you take any action that changes the policy's face amount;

                                     - or -

      o Option B - THE FACE AMOUNT PLUS THE POLICY'S "ACCOUNT VALUE" on the date of death. Under this option, the amount of death benefit generally changes from day to day, because many factors (including investment performance, charges, premium payments and withdrawals) affect your policy's account value.

Your policy's "account value" is the total amount that at any time is earning interest for you or being credited with investment gains and losses under your policy. (Account value is discussed in more detail under "Determining Your Policy's Value" beginning on page 22 below.)

         Under Option B, your policy's death benefit will tend to be higher than under Option A. As a result, the monthly insurance charge we deduct will also be higher, to compensate us for our additional risk.


         Alternative higher death benefit in limited cases. Your policy is designed to always provide a minimum level of insurance protection relative to your policy's account value, in part to meet the Internal Revenue Code's definition of "life insurance." Thus, we will automatically pay an alternative death benefit if it is HIGHER than the basic Option A or Option B death benefit you have selected. This alternative death benefit is computed by multiplying your policy's account value on the insured person's date of death by a percentage specified in your policy. The percentage depends on the insured person's age. Representative percentages are as follows:

[Side bar: If the value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected.]

   Age:*     40 or Under         45         50         55         60          65         70      75 to 95      100
    %:            250%          215%       185%       150%       130%        120%       115%       105%        100%

*  For the then-current policy year.


         This higher alternative death benefit exposes us to greater insurance risk than the regular Option A and B death benefit. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which the higher alternative death benefit is the operative one.

         Other adjustments to death benefit. We will increase the death benefit proceeds by the amount of any other benefits we owe upon the insured person's death under any optional riders which are in effect.

         We will reduce the death benefit proceeds by the amount of any remaining policy loans and unpaid loan interest, as well as any amount of monthly charges under the policy that have become due but have not been paid because of insufficient value in the policy. We also reduce the death benefit if we have already paid part of it under a living benefit rider. We reduce it by the amount of the living benefit payment plus accrued interest. See "Your Option to Receive a Living Benefit" on page 27 below.


[Side-bar: You can request to change your death benefit option any time after the second year of the policy.]


         Change of death benefit option. If you change from Option A to B, we automatically reduce your policy's face amount by an amount equal to your policy's account value at the time of the change. We may refuse this change if the policy's face amount would be reduced below our then current minimum for new policies. Also, we may require you to provide us with satisfactory evidence that the insured person remains insurable at the time of this change.

         If you change from Option B to A, we automatically increase your policy's face amount by an amount equal to your policy's account value at the time of the change.

         If the alternative death benefit discussed above is in effect at the time of a change, we will determine the new face amount somewhat differently from the general procedures described above.

         We will not deduct or establish any amount of surrender charge as a result of a change in death benefit option. Please refer to "Tax Information" beginning on page 28 below, to learn about certain possible income tax consequences that may result from a change in death benefit option.

YOU CAN INCREASE OR DECREASE YOUR INSURANCE COVERAGE

         You may increase the life insurance coverage under your policy by requesting an increase in your policy's face amount. You can do so any time after the first year of your policy. You may request a decrease in your policy's face amount any time after the second year of your policy. The requested increase or decrease must be at least $10,000. Please refer to "Tax Information" beginning on page 28 for certain possible tax consequences of changing the face amount.

         We can refuse any requested increase or decrease. We will not approve any increase or decrease if we are at that time being required to waive charges under any optional disability waiver rider that is part of the policy. We also will not approve an increase if the insured person has reached age 81. The following additional conditions also apply:

         Face amount increases. We treat an increase in face amount in many respects as if it were the issuance of a new policy. For example, you must submit satisfactory evidence that that the insured person still meets our requirements for coverage. Also, we establish additional amounts of surrender charge and no-lapse premium under your policy for the face amount increase; these amounts are essentially the same as they would be if we were issuing the same amount of additional coverage as a new policy.


         In most states, you can cancel the face amount increase within 10 days after you receive a new policy page showing the increase. If you cancel, we will reverse any charges attributable to the increase and recalculate all values under your policy to what they would have been had the increase not taken place.


         The monthly insurance charge we make for the amount of the increase will be based on the age and other insurance risk characteristics of the insured person at the time of the increase. If we refuse a requested face amount increase because the insured person's risk characteristics have become less favorable, we may issue the additional coverage as a separate IL Protector policy with a different insurance risk classification. In that case, we would waive the monthly administrative charge that otherwise would apply to that separate policy.


         Face amount decreases. You may not reduce the face amount below the minimum we are then requiring for new policies. Nor will we permit a decrease that would cause your policy to fail the Code's definition of life insurance. No lapse guarantee premiums, as well as our monthly deductions for the cost of insurance coverage, will generally decrease (prospectively) after you reduce the face amount.


         If you reduce the face amount during the first 15 years of your policy, or during the first 15 years after a face amount increase you have requested, we will deduct all or part of the remaining surrender charge from your policy. Assuming you have not previously changed the face amount, the amount of surrender charge we will deduct will be determined by dividing the amount of the decrease by the initial face amount and multiplying that fraction by the total amount of surrender charge that still remains applicable to your policy. We deduct the charge from the same investment options as if it were a part of a regular monthly deduction under your policy.

         In some cases, we may have to make a distribution to you from your policy in order to decrease your policy's face amount. This may be necessary in order to preserve your policy's status as life insurance under the Internal Revenue Code.


OTHER BENEFITS YOU CAN ADD BY RIDER

         You may be eligible for the following other optional benefits we currently make available by rider:

o  disability waiver benefit   o  term insurance on an additional insured person
o  accidental death benefit    o  option to purchase additional insurance
o  children's term insurance   o  cost-of-living rider

Equitable of Colorado or your Equitable of Colorado associate can provide you with more information about these riders. The riders provide additional information, and we will furnish samples of them to you on request. The maximum amount of any charge we make for a rider will be set forth in the rider or in the policy itself. We can, however, add, delete, or modify the riders we are making available, at any time before they become effective as part of your policy.

         The option to purchase additional insurance rider permits you to purchase additional coverage on the insured person, without evidence of insurability, if specified events occur.

         The cost of living rider provides for scheduled automatic face amount increases that, within limits, reflect increases in the Consumer Price Index. These automatic face amount increases will result in a prospective increase in your no lapse guarantee premiums and an additional surrender charge, in the same manner as would any other face amount increase you request. However, the administrative charge applicable to other face amount increases does not apply to increases made under this rider.

         See also "Tax Information" beginning on page 28 below for certain possible tax consequences of face amount increases or adding or deleting riders.

YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS

         Beneficiary of death benefit. You designate your beneficiary in your policy application. You can change your policy's beneficiary at any other time during the insured person's life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person's surviving children. If there are no surviving children, we will instead pay the insured person's estate.


         Payment options for death benefit. In your policy application, or at any other time during the insured person's life, you may choose among several payment options for all or part of any death benefit proceeds that subsequently become payable. These payment options are described in the policy and may result in varying tax consequences. The terms and conditions of each option are set out in a separate contract that we will send the payee when any such option goes into effect.

Equitable of Colorado or your Equitable of Colorado associate can provide you with samples of such contracts on request. [Side-bar: You can choose to have the proceeds from the policy's life insurance benefit paid under one of our payment options, rather than as a single sum.]

         If you have not elected a payment option, we will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation or trust) we will pay any such single sum death benefit through an interest-bearing checking account (the "Access Account") that we will automatically open for the beneficiary. The beneficiary will have immediate access to the proceeds by writing a check on the account. We pay interest on the proceeds from the date of death to the date the beneficiary closes the Access Account. The annual rate will be at least 3%.


         If an Equitable of Colorado associate has assisted the beneficiary in preparing the documents that are required for payment of the death benefit, we will send the Access Account checkbook or check to the associate within the periods specified for death benefit payments under "When We Pay Policy Proceeds," beginning on page 43 below. Our associates will take reasonable steps to arrange for prompt delivery to the beneficiary.

         Payment options for surrender, withdrawal and maturity proceeds. You can also choose to receive all or part of any proceeds from a surrender or withdrawal from your policy, or upon policy maturity, under one of the above referenced payment options, rather than as a single sum.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS


         If for any reason you are not satisfied with your policy, you may return it to us for a full refund of the premiums paid. In some states, we will adjust this amount for any investment performance (whether positive or negative).

         To exercise this cancellation right, you must mail the policy directly to our Administrative Office with a written request to cancel. Your cancellation request must be postmarked within 10 days after you receive the policy and your coverage will terminate as of the date of the postmark. In some states, this "free look" period is longer than 10 days. Your policy will indicate the length of your "free look" period.


VARIATIONS AMONG IL PROTECTOR POLICIES

         Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.

         Equitable of Colorado also may vary the charges and other terms of IL Protector where special circumstances result in sales or administrative expenses or mortality risks that are different from those normally associated with IL Protector. We will make such variations only in accordance with uniform rules that we establish.

         Equitable of Colorado or your Equitable of Colorado associate can advise you about any variations that may apply to your policy.


DETERMINING YOUR POLICY'S VALUE

YOUR ACCOUNT VALUE


         As set forth on page 9 above, we deduct certain charges from each premium payment you make. We credit the rest of each premium payment to your policy's "account value." You instruct us to allocate your account value to one or more of the policy's investment options indicated on the front cover of this prospectus.

         Your account value is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option, and
(iii) any amounts that we are holding to secure policy loans that you have taken. See "Borrowing From Your Policy" beginning on page 24 below. (Your policy and other supplemental material may refer to (ii) and (iii) above as our "Guaranteed Interest Account".) These amounts are subject to certain charges discussed in the table on page 9.

[Side-Bar: Your account value will be credited with the same returns as are achieved by the Portfolios (or guaranteed interest option) that you select, but will also be reduced by the amount of charges we deduct under the policy.]

         Your policy's value in our variable investment options. We invest the account value that you have allocated to any variable investment option in shares of the corresponding Portfolio. Your value in each variable investment option is measured by "units." The value of your units will increase or decrease each day, by the same amount as if you had invested in the corresponding Portfolio's shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). The units' values will be reduced, however, by the amount of the mortality and expense risk charge for that period (the charge is described in the table on page 9 above). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day's value for one such unit.

         The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy's variable investment options, we "redeem" (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you "purchase" additional units having the same value as the amount of any premium, loan repayment, or transfer that you allocate to that option.

         Your policy's value in our guaranteed interest option. Your policy's value in our guaranteed interest option includes: (i) any amounts you have specifically requested that we allocate to that option and (ii) any "restricted" amounts that we hold in that option as a result of your election to receive a living benefit (these amounts may be referred to in your policy as "liened policy amounts").

See "Your Option to Receive a Living Benefit" on page 27 below. We credit all of such amounts with interest at rates we declare. We guarantee that these rates will not be less than a 4% effective annual rate. The mortality and expense risk charge mentioned above does not apply to our guaranteed interest option.

         Amounts may be allocated to or removed from your policy's value in our guaranteed interest option for the same purposes as described above for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.


TRANSFERRING YOUR MONEY AMONG OUR INVESTMENT OPTIONS

TRANSFERS YOU CAN MAKE


[Side-bar: You can transfer freely among our variable investment options and into our guaranteed interest option.]

         After your policy's initial investment Allocation Date, you can transfer amounts from one investment option to another. The total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500. You may submit a written request for a transfer to our Administrative Office or you can make a telephone request (see below).

[Side-bar:  Transfers out of our guaranteed interest option are more limited.]

         Restrictions on transfer out of the guaranteed interest option. We only permit you to make one transfer out of our guaranteed interest option during each policy year. (No such limit applies to transfers out of our variable investment options.) Also, the maximum transfer from our guaranteed interest option is the greater of (a) 25% of your then current balance in that option,
(b) $500, or (c) the amount (if any) that you transferred out of the guaranteed interest option during the immediately preceding policy year.


         We will not accept a request to transfer out of the guaranteed interest option unless we receive it within the period beginning 30 days before and ending 60 days after an anniversary of your policy. If we receive the request within that period, the transfer will occur as of that anniversary or, if later, the date we receive it.

TELEPHONE TRANSFERS

         You can make telephone transfers by following one of two procedures:

         o if you are both the policy's insured person and its owner, by calling 1-888-855-5100 (toll free) from a touch tone phone; or

         o if you are not both the insured person and owner, by signing a telephone transfer authorization form and sending it to us. Once we have the form on file, we will provide you with a toll-free telephone number to make transfers.



For more information see "Telephone Requests" on page 41 below. We allow only one request for telephone transfers each day (although each request can cover multiple transfers), and we will not allow you to revoke a telephone transfer. If you are unable to reach us by telephone, you should send a written transfer request to our Administrative Office.

OUR DOLLAR COST AVERAGING SERVICE

         We offer you a dollar cost averaging service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low, and fewer units if the unit's value is high. Therefore, you may get a lower average cost per unit over the long term. This plan of investing, however, does not guarantee that you will earn a profit or be protected against losses.

         Our dollar cost averaging service (also referred to as our "automatic transfer service") enables you to make automatic monthly transfers from the Alliance Money Market option to our other variable investment options. You need a minimum of $5,000 in the Alliance Money Market option to begin using the dollar cost averaging service. You can choose up to eight other variable options to receive the automatic transfers but each transfer to each option must be at least $50. Note: Transfers made using our dollar cost averaging service do not count toward the twelve free transfers you may otherwise make each year.

         You may elect the dollar cost averaging service with your policy application or at any later time. You can also cancel the dollar cost averaging service at any time.


ACCESSING YOUR MONEY

BORROWING FROM YOUR POLICY


         You may borrow up to 90% of the difference between your policy's account value and any surrender charges that are in effect under your policy. (In your policy, this "difference" is referred to as your Cash Surrender Value.) However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a living benefit payment, as well as by any other loans (and accrued loan interest) you have outstanding. See "Your Option to Receive a Living Benefit" beginning on page 27 below. Each new loan you request must be at least $500.

[Side-bar: You can use policy loans to obtain funds from your policy without surrender charges or, in most cases, paying current income tax. However, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy.]

         When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan's repayment. (Your policy may sometimes refer to the collateral as the "loaned portion of your policy account.") We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

         -   you cannot make transfers or withdrawals of the collateral;
         - we expect to credit different rates of interest to loan collateral than we credit under our guaranteed interest option;
         - we do not count the collateral when we compute any reduction in cost of insurance charges (described under "Deducting Policy Charges - Monthly Cost of Insurance Charge" on page 41 below); and
         -   the collateral is not available to pay policy charges.

         When you request your loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid interest), we will take the loan from your investment options in the same proportion as we are then taking monthly deductions for charges. If that is not possible, we will take the loan from your investment options in proportion to your value in each.


         Loan interest we charge. The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy, and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 5% or (b) the "Monthly Average Corporate" yield published in Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) We will notify you of the current loan interest rate when you apply for a loan, and will notify you in advance of any rate increase.

         Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.


         Interest that we credit on loan collateral. Under our current rules, the annual interest rate we credit on your loan collateral during any of your policy's first fifteen years will be 1% less than the rate we are then charging you for policy loan interest, and, beginning in the policy's 16th year, 1/4% less than the loan interest rate. The rate differentials are not guaranteed. Accordingly, we have discretion to increase the rate differential for any period, including under policies that are already outstanding (and may have outstanding loans). We do guarantee that the annual rate of interest credited on your loan collateral will never be less than 4% and that the differential will not exceed 2% (except if tax law changes increase the taxes we pay on policy loans or loan interest). Because IL Protector was first offered only in 1999, no such reduction in the interest rate differential has yet been attained under any outstanding policy.

         Interest we pay on your loan collateral accrues daily. On each anniversary of your policy (or when your policy loans are fully discharged) we contribute that interest to your policy's investment options in the same proportions as if it were a premium payment.

         Effects of policy loans. A loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due. A loan will also prevent your policy's no-lapse guarantee from keeping the policy in force. We will deduct any outstanding policy loan plus accrued loan interest from your policy's proceeds if you do not pay it back. See "Tax Information" beginning on page 28 below for a discussion of the tax consequences of policy loans.


         Paying off your loan. You can repay all or part of your loan at any time. We normally assume that payments you send us are premium payments. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment.


         When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among investment options as you instruct; or, if you don't instruct us, in the same proportion as if they were premium payments.


MAKING WITHDRAWALS FROM YOUR POLICY


         You may make a partial withdrawal of your net cash surrender value at any time after the first year of your policy. The request must be for at least $500, however, and we have discretion to decline any request. If you do not tell us from which investment options you wish us to take the withdrawal, we will use the same allocation that then applies for the monthly deductions we make for charges; and, if that is not possible, we will take the withdrawal from all of your investment options in proportion to your value in each.


[Side-bar: You can withdraw all or part of your policy's net cash surrender value, although you may incur charges and tax consequences by doing so.]

         Effect of partial withdrawals on insurance coverage. If the Option A death benefit is in effect, a partial withdrawal results in a dollar-for-dollar automatic reduction in the policy's face amount (and, hence, an equal reduction in the Option A death benefit). We will not permit a partial withdrawal that would reduce the face amount below our minimum for new policy issuances at the time, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes. If death benefit Option B is in effect, a partial withdrawal also reduces the death benefit on a dollar for dollar basis, but does not affect the face amount.


         The result is different, however, during any time when the alternative death benefit (discussed on page 17 above) would be higher than the Option A or B death benefit you have selected. In that case, a partial withdrawal will cause the death benefit to decrease by more than the amount of the withdrawal. Please also remember that a partial withdrawal reduces the amount of your premium payments that count toward maintaining the policy's no-lapse guarantee.

         You should refer to "Tax Information" beginning on page 28 below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits.


SURRENDERING YOUR POLICY FOR ITS NET CASH SURRENDER VALUE


         You can surrender (give us back) your policy for its "net cash surrender value" at any time. The net cash surrender value equals your account value, minus any outstanding loans and unpaid loan interest, minus any amount of your account value that is "restricted" as a result of previously distributed "living benefits," and minus any surrender charge that then remains applicable. The surrender charge is described on page 10 above.

         Please refer to "Tax Information" beginning on page 28 below for the possible tax consequences of surrendering your policy.


WHEN THE INSURED PERSON REACHES AGE 100 ("MATURITY")


         If the insured person is still living on the policy anniversary closest to his or her 100th birthday, we will pay you the policy's account value on that date, reduced by any outstanding loans, by unpaid loan interest, and by any amounts of the account value that are "restricted" as a result of previously distributed "living benefits." The policy will then terminate. See "Tax Information" beginning on page 28 below for the tax consequences of maturity.


YOUR OPTION TO RECEIVE A LIVING BENEFIT


         Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our living benefit rider. This feature enables you to receive a portion (generally 75%) of the policy's death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider). We make no additional charge for the rider, but we will deduct a one-time administrative charge of up to $250 from any living benefit we pay.


         If you tell us that you do not wish to have the living benefit rider added at issue, but you later ask to add it, there will be a $100 administrative charge. Also, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.


         If you receive a living benefit, the remaining benefits under your policy will be affected. We will deduct the amount of any living benefit we have paid, plus interest (as specified in the rider), from the death benefit proceeds that become payable under the policy when the insured person dies.

         When we pay a living benefit we automatically transfer a pro-rata portion of your policy's net cash surrender value to the policy's guaranteed interest option. This amount, together with the interest you earn thereon, will be "restricted" - that is, it will not be available for any loans, transfers or partial withdrawals that you may wish to make. We will deduct these restricted amounts from any
                                       27
subsequent surrender or maturity proceeds that we pay. (In your policy, we refer to this as a "lien" we establish against your policy.)


         The receipt of a living benefit payment may qualify for exclusion from income tax. See "Tax Information" below. Receipt of a living benefit payment may affect your eligibility for certain government benefits or entitlements.


[Side-bar: You can arrange to receive a "living benefit" if the insured person becomes terminally ill.]

TAX INFORMATION


         This discussion is based on current federal income tax law and interpretations. It assumes that the policyowner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.


BASIC TAX TREATMENT FOR YOU AND YOUR BENEFICIARY

         An IL Protector policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under
Section 7702 of the Internal Revenue Code (the "Code") and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the policies will meet these requirements and, therefore, that

         o the death benefit received by the beneficiary under your policy will not be subject to federal income tax; and

         o increases in your policy's account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you that we believe is required to maintain your policy's status as life insurance under the Code.


         There may be different tax consequences if you assign your policy or designate a new owner. See "Assigning Your Policy" at page 35 below.


TAX TREATMENT OF DISTRIBUTIONS TO YOU

         The federal income tax consequences of a distribution from your policy depend on whether your policy is a "modified endowment contract" (sometimes also referred to as a "MEC"). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

         Testing for modified endowment contract status. Your policy will be a "modified endowment contract" if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. ("Paid up" means that no future premiums would be required.) This is called the "seven-pay" test.

         Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the account value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option, the selection of additional rider benefits, an increase in your policy's face amount (including pursuant to our cost-of-living rider), or certain other changes.

         If your policy's benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in face amount, the termination of additional benefits under a rider or, in some cases, a partial withdrawal.) If the premiums previously paid are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.


         A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.


         Taxation of pre-death distributions if your policy is not a modified endowment contract. As long as your policy remains in force as a non-modified endowment contract, policy loans will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed.


         If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your account value exceeds your basis.


         On the maturity date or upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. IN ADDITION, IF A POLICY TERMINATES AFTER A GRACE PERIOD, THE EXTINGUISHMENT OF ANY THEN-OUTSTANDING POLICY LOAN AND UNPAID LOAN INTEREST WILL BE

TREATED AS A DISTRIBUTION AND COULD BE SUBJECT TO TAX UNDER THE FOREGOING RULES. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.


         Taxation of pre-death distributions if your policy is a modified endowment contract. Any distribution from your policy will be taxed on an "income-first" basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your account value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)

         For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Equitable of Colorado (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

         A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 59 1/2, (ii) distributions in the case of a disability (as defined in the Code) or
(iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.


         IF YOUR POLICY TERMINATES AFTER A GRACE PERIOD, THE EXTINGUISHMENT OF ANY THEN OUTSTANDING POLICY LOAN AND UNPAID LOAN INTEREST WILL BE TREATED AS A DISTRIBUTION (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date and upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.


         Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.


         Restoration of a terminated policy. For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy.


TAX TREATMENT OF LIVING BENEFIT PROCEEDS

         Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from the payee's gross income. We believe that the benefits provided under our living benefit rider meet the tax law's definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply to amounts paid to someone other than the insured person, however, if the payee has an insurable interest in the insured person's life only because the insured person is a director, officer or employee of the payee or by reason of the insured person being financially interested in any trade or business carried on by the payee.

EFFECT OF POLICY ON INTEREST DEDUCTIONS TAKEN BY BUSINESS ENTITIES

         Ownership of a policy by a trade or business entity can limit the amount of any interest on business borrowings that entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

         The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called "split dollar" arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

         The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material increase in face amount that you request, or other material change in a policy, will be treated as the issuance of a new policy.

         In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy's average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity's other assets.


         Any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to these rules, as well as the other rules and possible tax law changes that could occur with respect to such coverage.


REQUIREMENT THAT WE DIVERSIFY INVESTMENTS

         Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements.

ESTATE, GIFT, AND GENERATION-SKIPPING TAXES

         If the policy's owner is the insured person, the death benefit will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner's estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.


         In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person's taxable estate, total at least $650,000 (a figure that is scheduled to rise at periodic intervals to $1 million by the year
2006). For this purpose, however, certain amounts may be deductible or excludable, such as gifts and bequests to the person's spouse or charitable institutions and certain gifts of $10,000 or less per year for each recipient.


         As a general rule, if you make a "transfer" to a person two or more generations younger than you, a generation skipping tax may be payable. Generation skipping transactions would include, for example, a case where a grandparent "skips" his or her children and names grandchildren as a policy's beneficiaries. In that case, the generation-skipping "transfer" would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rate in effect at the time. Individuals, however, are generally allowed an aggregate generation skipping tax exemption of $1 million.


         The particular situation of each policyowner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax advisor for specific information, especially where benefits are passing to younger generations.


PENSION AND PROFIT-SHARING PLANS

         There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.

OTHER EMPLOYEE BENEFIT PROGRAMS


         Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policyowners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

ERISA

         Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal advisor.

OUR TAXES

         The operations of our Separate Account VLI are reported in our federal income tax return. The separate account's investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, we currently pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred; for example, a charge to the separate account for income taxes incurred by us that are allocable to the policies.

         We may have to pay state, local or other taxes (in addition to applicable taxes based on premiums). At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to our separate account or allocable to the policies.


WHEN WE WITHHOLD TAXES FROM DISTRIBUTIONS

         Generally, unless you provide us with an election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you. Special withholding rules apply if you are not a U.S. resident or not a U.S. citizen.


POSSIBILITY OF FUTURE TAX CHANGES


         The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect.

         The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which your ability to direct your investment to particular Portfolios within a separate account may cause you, rather than the insurance company, to be treated as the owner of the Portfolio shares attributable to your policy. In that case, income and gains attributable to such Portfolio shares would be included in your gross income for federal income tax purposes. Under current law, however, we believe that Equitable of Colorado, and not the owner of a policy, would be considered the owner of the Portfolio shares.

MORE INFORMATION ABOUT PROCEDURES THAT APPLY TO YOUR POLICY


         This section provides further detail about certain subjects that are addressed in pages 2-33 above. The following discussion generally does not repeat the information already contained in those pages.

WAYS TO MAKE PREMIUM AND LOAN PAYMENTS

         Checks and money orders. Premiums or loan payments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "Equitable Life."

         We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier's check payable directly to Equitable of Colorado, although we must report such "cash equivalent" payments to the Internal Revenue Service under certain circumstances. Cash and travelers' checks, or any payments in foreign currency, are not acceptable. We will accept third party checks payable to someone other than Equitable of Colorado and endorsed over to Equitable of Colorado only (1) as a direct payment from a qualified retirement plan or (2) if it is made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.


REQUIREMENTS FOR SURRENDER REQUESTS


         Your surrender request must include the policy number, your name, your tax identification number, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms.


         Finally, in order for your surrender request to be complete, you must return your policy to us.


WAYS WE PAY POLICY PROCEEDS

         The payee for death benefit or other policy proceeds (e.g. upon surrenders) may name a successor to receive any amounts that we still owe following the payee's death. Otherwise, we will pay any such amounts to the payee's estate.


         We must approve any payment arrangements that involve more than one payment option, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (your rights to receive payments over time, for which we may offer a lump sum payment), the naming of payees, and the methods for proving the payee's age and continued survival.

ASSIGNING YOUR POLICY


         You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.


         Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. You should consult your tax advisor prior to making a transfer or other assignment.



DATES AND PRICES AT WHICH POLICY EVENTS OCCUR


         We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.


         Date of receipt. Where this prospectus refers to the day when we receive a payment, request, election, or notice from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.


         Business days. Every day that the New York Stock Exchange is open for regular trading is a business day for us. Each business day ends at the time regular trading on the exchange closes (or is suspended) for the day. We compute unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m., Eastern Time.


         Payments you make. The following are reflected in your policy as of the date we receive them:


         o premium payments received after the policy's investment start date (discussed below)
         o  loan repayments and interest payments

         Requests you make. The following transactions occur as of the date we receive your request:


   o   withdrawals                   o  tax withholding elections
   o   face amount decreases that    o  changes of allocation percentages
       result from a withdrawal         for  premium payments or monthly
   o   surrenders                       deductions
   o   transfers from a variable     o  changes of beneficiary
       investment  option to the     o  changes in form of death benefit payment
       guaranteed interest option    o  loans
   o   transfers among variable      o  assignments
       investment options


         The following transactions occur on your policy's next monthly anniversary that coincides with or follows the date we approve your request:

   o   changes in face amount        o  changes of insured person
   o   changes in death benefit      o  restoration of lapsed policies
       option


         Dollar cost averaging service. Transfers pursuant to our dollar cost averaging service occur as of the first day of each month of your policy. We make the first such transfer, as of your policy's first monthly anniversary that coincides with or follows the date we receive your request. If you request the dollar cost averaging service in your original policy application, however, the first transfer will occur as of the first day of the second month of your policy that begins after your policy's initial Allocation date.

         Delay in certain cases. We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in "Delay of variable investment option proceeds" on page 43 below. We may also delay such transactions for any other legally permitted purpose.


         Prices applicable to policy transactions. If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day's close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day's close.


         Effect of death or surrender. You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a surrender.

POLICY ISSUANCE

         Register date. When we issue a policy, we assign it a "register date," which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy's register date.

         o If you submit the full minimum initial premium to your Equitable of Colorado associate at the time you sign the application, and we issue the policy as it was applied for, then the register date will be the later of (a) the date you signed part I of the policy application or (b) the date a medical professional signed part II of the policy application.

         o If we do not receive your full minimum initial premium at our Administrative Office before the issue date or, if we issue the policy on a different basis than you applied for, the register date will be the same as the date we actually issue the policy (the "issue date").

Policies that would otherwise receive a register date of the 29th, 30th or 31st of any month will receive a register date of the 28th of that month.


         We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policyowners to delay a register date (up to three months) in employer-sponsored cases.


         Investment start date. This is the date your investment first begins to earn a return for you in our Alliance Money Market option (prior to the Allocation Date). Generally, this is the register date, or, if later, the date we receive your full minimum initial premium at our Administrative Office.


         Commencement of insurance coverage. You must give the full minimum initial premium to your Equitable of Colorado associate on or before the day the policy is delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and delivery are completed and (2) unless the information in the application continues to be true and complete, without material change, as of the time of such payment. If you submit the full minimum initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may review a copy of our temporary insurance agreement, on request, for more information about the terms and conditions of that coverage.


         Non-issuance. If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.


         Age; age at issue. Unless the context in this prospectus requires otherwise, we consider the insured person's "age" during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person's age for the first policy year ("age at issue") is that person's age on whichever birthday is closer to (i.e., before or after) the policy's register date.


GENDER-NEUTRAL POLICIES

         Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of IL Protector in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

         There will be no distinctions based on sex in the cost of insurance rates for IL Protector policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender specific IL Protector policy.

MORE INFORMATION ABOUT OTHER MATTERS

YOUR VOTING PRIVILEGES

         Voting of Portfolio shares. As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trust of which that Portfolio is a part). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio's shares that are attributable to your policy. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account VLI (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio.


         Under current legal requirements, we may disregard the voting instructions we receive from policyowners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semi-annual report we send to you.

         Voting as policyowner. In addition to being able to instruct voting of Portfolio shares as discussed above, policyowners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of account value in any such option; and we will vote our interest in Separate Account VLI in the same proportion as the instructions we receive from holders of IL Protector and other policies that Separate Account VLI supports.

ABOUT OUR SEPARATE ACCOUNT VLI

         Each variable investment option is a part (or "subaccount") of our Separate Account VLI. We established Separate Account VLI under provisions of the Colorado Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Separate Account VLI and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. The results of Separate Account VLI's operations are accounted for without regard to Equitable of Colorado's other operations.

         We established our Separate Account VLI under Colorado Law in June
1996.

         Separate Account VLI is registered with the SEC under the Investment Company Act of 1940 and is classified by that act as a "unit investment trust." The SEC, however, does not manage or supervise Equitable of Colorado or Separate Account VLI.

         Each subaccount (variable investment option) of Separate Account VLI available under IL Protector invests solely in one class of shares issued by the corresponding Portfolio. For Portfolios that are part of The Hudson River Trust, these are class IA shares; and for Portfolios that are part of EQ Advisors Trust, these are class IB shares. Separate Account VLI immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that Portfolio.

         The EQ Advisors Trust and The Hudson River Trust sell their shares to Equitable of Colorado's separate accounts in connection with Equitable of Colorado's variable life insurance and annuity products, as well as to separate accounts of Equitable Life. The EQ Advisors Trust also sells its shares to the trustee of a qualified plan for Equitable Life. The Hudson River Trust also sells its shares to separate accounts of insurance companies unaffiliated with Equitable of Colorado. We currently do not foresee any disadvantages to our policyowners arising out of this. However, the Board of Trustees of The Hudson River Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that the Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so. Also, if we ever believe that any of the Trusts' Portfolios is so large as to materially impair the investment performance of the Portfolio the Trust involved, we will examine other investment alternatives.

ABOUT OUR GENERAL ACCOUNT

         Our general account assets support all of our obligations, (including those under the IL Protector policies and, more specifically, the guaranteed interest option). Our general assets consist of all of our assets as to which no class or classes of our annuity or life insurance policies have any preferential claim. You will not share in the investment experience of our general account assets, however; and we have full discretion about how we invest those assets (subject only to any requirements of law).

         Because of applicable exemptions and exclusions, we have not registered interests in the general account under the Securities Act of 1933 or registered the general account as an investment company with the SEC. Accordingly, neither the general account, the guaranteed interest option, nor any interests therein, are subject to regulation under those acts. The staff of the SEC has not reviewed the portions of this prospectus that relate to the general account and the guaranteed interest option. The disclosure, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.


         We declare the rate of interest for each year of your policy at the beginning of that year, but it will not be less than 4%. We credit and compound the interest daily at an effective annual rate that equals the declared rate for the year. The rates we are at any time declaring on outstanding policies may differ from the rates we are then declaring for newly issued policies.


YOU CAN CHANGE YOUR POLICY'S INSURED PERSON

         After the policy's second year, we will permit you to request that a new insured person replace the existing one. This requires that you provide us with adequate evidence that the proposed new insured person meets our requirements for insurance. Other requirements are outlined in your policy.

         Upon making this change, the monthly insurance charges we deduct and prospective no-lapse guarantee premiums will be based on the new insured person's insurance risk characteristics. The change of insured person will not, however, affect the surrender charge computation for the amount of coverage that is then in force.

         Substituting the insured person is a taxable event and may, depending upon individual circumstances, have other tax consequences as well. For example, the change could cause the policy to be a "modified endowment contract" or to fail the Internal Revenue Code's definition of "life insurance," unless we also distribute certain amounts to you from the policy. See "Tax Information" beginning on page 28 above. You should consult your tax advisor prior to substituting the insured person. As a condition to substituting the insured person we may require you to sign a form acknowledging the potential tax consequences. In no event, however, will we permit a change that causes your policy to fail the definition of life insurance.


TRANSFERS OF YOUR ACCOUNT VALUE

         Transfers not implemented. When we cannot process part of a transfer request, we will not process any other part of the request. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.


         Similarly, the dollar cost averaging service will terminate immediately if: (1) your amount in the Alliance Money Market option is insufficient to cover the automatic transfer amount; (2) your policy is in a grace period; or (3) we receive notice of the insured person's death.

TELEPHONE REQUESTS


         If you are a properly authorized person, you may make telephone transfers as described above on page 23.

         Also, if you are both the owner and the insured person under your policy, you may call 1-888-855-5100 (toll free) from a touch tone phone to make the following additional types of requests:

    o   policy loans                     o   changes of premium allocation
    o   changes of address                   percentages

         All telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine. These include requiring personal identification information from the caller and providing subsequent written confirmation of the instructions. If we do not employ reasonable procedures to confirm the genuineness of telephone instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone instructions that we reasonably believe to be genuine.

         Any telephone transaction request that you make after the close of a business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone request. If this occurs, you should submit a written transactions request to our Administrative Office. We reserve the right to discontinue telephone transactions, or modify the procedures and conditions for such transactions, at any time.


DEDUCTING POLICY CHARGES


         Charge for taxes. This charge is designed to approximate certain taxes and additional charges imposed upon us by states and other jurisdictions. This charge may be increased or decreased to reflect any changes in our taxes. In addition, if an insured person changes his or her residence, you should notify us to change our records so that the charge will reflect the new jurisdiction. Any change will take effect on the next policy anniversary, if received at least 60 days prior to the policy anniversary. You cannot deduct our charge to you as state or local taxes on your federal income tax return.

         Monthly cost of insurance charge. The monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy. Our amount at risk (also described in your policy as "net amount at risk") on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy. A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge.

         As a general rule, the cost of insurance rate increases each year that you own your policy. This happens automatically because of the insured person's increasing age. However, for policies that have been outstanding for more than nine years, we reduce the current monthly insurance charge. The dollar amount by which we reduce each month's charge is a percentage of the total amount you then have in our investment options (not including any value we are holding as collateral for any policy loans). The percentage reduction begins at an annual rate of .05% for the policy's tenth year and increases by .05% in each subsequent year, until it is .65% in the 25th and all subsequent years. These charge reductions are not guaranteed, however. Because IL Protector was first offered only in 1999, no such reduction has yet been attained under any outstanding policy.

         Our cost of insurance rates are guaranteed not to exceed those that will be specified in your policy. For most insured persons at most ages, our current rates are lower than those maximums. Therefore, we have the ability to raise these rates (including by reducing or eliminating the current monthly charge reduction that otherwise would begin in the tenth year) up to the guaranteed maximum at any time. The guaranteed maximum cost of insurance rates for gender neutral IL Protector policies are based on the 1980 Commissioner's Standard Ordinary SB Smoker and NB Non-Smoker Mortality Table. For all other policies, the guaranteed maximum cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Male and Female Smoker and Non-Smoker Mortality Tables.

         Our cost of insurance rates will generally be lower (except in Montana and in connection with certain employee benefit plans) if the insured person is a female than if a male. They also will generally be lower for non-tobacco users than tobacco users and lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies.

         In addition, the current rates also vary depending on the duration of the policy (i.e., the length of time since the policy was issued).


         We offer lower rates for non-tobacco users only if they are at least age 20. You may ask us to review a younger insured person's tobacco habits following the policy anniversary on which such person is age 20.

         Date of monthly deductions. We make the regular monthly deductions as of the first day of each month of the policy.



         Purposes of policy charges. The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss.


         The current and maximum rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., the administrative charge, cost of insurance charge, and mortality and expense risk charge. However, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the policies. The surrender charge, for example, is designed primarily to defray sales expenses, but may also be used to defray other expenses associated with your policy that we have not recovered by the time of any surrender. Similarly, the sales charge is designed primarily to defray sales expenses we incur that are based on premium payments.


SUICIDE AND CERTAIN MISSTATEMENTS

         If an insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any death benefit (and certain rider benefits), as described in the policy (or rider).

WHEN WE PAY POLICY PROCEEDS


         General. We will generally pay any death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items. In the case of a death benefit, if we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death (and other required items), we will pay the proceeds as a single sum, normally within seven days thereafter. We pay maturity proceeds within seven days after the maturity date.


         Clearance of checks. We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

         Delay of guaranteed interest option proceeds. We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% per year from the date we receive your request.


         Delay of variable investment option proceeds. We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the law permits the delay for the protection of owners. If we need to defer calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

         Delay to challenge coverage. We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.

CHANGES WE CAN MAKE


         In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account VLI operate. We intend to comply with applicable law in making any changes and, if necessary, we will seek policyowner approval. We have the right to:

         o combine two or more variable investment options or withdraw assets relating to IL Protector from one investment option and put them into another;

         o end the registration of, or re-register, Separate Account VLI under the Investment Company Act of 1940;

         o operate Separate Account VLI under the direction of a "committee" or discharge such a committee at any time;

         o restrict or eliminate any voting rights or privileges of policyowners (or other persons) that affect Separate Account VLI;

         o operate Separate Account VLI, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account VLI an advisory fee. We may make any legal investments we wish for Separate Account VLI. In addition, we may disapprove any change in investment advisors or in investment policy unless a law or regulation provides differently.


         If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you as required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, The Hudson River Trust or EQ Advisors Trust. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

         We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. We also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, account value, or other accrued rights or benefits.

REPORTS WE WILL SEND YOU


         Shortly after the end of each year of your policy, we will send you a report that includes information about your policy's current death benefit, account value, cash surrender value (i.e., account value minus any current surrender charge), policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm premium payments, transfers and certain other policy transactions.

LEGAL PROCEEDINGS

         Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a policyowner's interest in the Separate Account, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the policies, or the distribution of the policies.


ILLUSTRATIONS OF POLICY BENEFITS

         In order to help you understand how your policy values would vary over time under different sets of assumptions, we will provide you with certain illustrations upon request. These will be based on the age and insurance risk characteristics of the insured person under your policy and such factors as the face amount, death benefit option, premium payment amounts, and rates of return (within limits) that you request. You can request such illustrations at any time. We have filed an example of such an illustration as an exhibit to the registration statement referred to below.

SEC REGISTRATION STATEMENT

         We have on file with the SEC a registration statement under the Securities Act of 1933 that relates to the IL Protector policies. The registration statement contains additional information that is not required to be included in this prospectus. You may obtain this information, for a fee, from the SEC's Public Reference Section at 450 5th Street, N.W., Washington, D.C. 20549 or, without charge, from the SEC's web-site (www.sec.gov).

HOW WE MARKET THE POLICIES


         We offer variable life insurance policies (including IL Protector) and variable annuity contracts through EQ Financial Consultants, Inc. ("EQF"). The Investment Company Act of 1940, therefore, classifies EQF as the "principal underwriter" of those policies and contracts. EQF also serves as manager and a principal underwriter of EQ Advisors Trust and as the principal underwriter of The Hudson River Trust. EQF is a wholly-owned subsidiary of Equitable Life and an affiliate of Equitable of Colorado, with its address at 1290 Avenue of the Americas, New York, NY 10104. EQF is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. During 1999, EQF plans to change its name to AXA Advisors, Inc. Equitable of Colorado will pay EQF a fee for its services as principal underwriter of our policies.

         We sell IL Protector through licensed insurance agents who are also registered representatives of EQF. The agent who sells you this policy receives sales commissions from Equitable Life. The commissions don't cost you anything above the charges and expenses already discussed elsewhere in this prospectus. Generally, the agents will receive maximum commissions of 50% of the amount of the target premium you pay in your policy's first year, plus 6% of the amount of the target premium you pay in the second through the tenth years, plus 3% of all other premiums you pay in any year. We pay comparable commissions on the amount of premiums you pay that we deem attributable to any face amount increase that you request. The agent may be required to return to us any commissions on premiums that we have refunded to a policyowner.

         We also sell the policies through licensed independent insurance brokers. They will also be registered representatives either of EQF or of another SEC registered broker-dealer. The commissions for independent brokers will be no more than those for agents. The commissions will be paid through the registered broker-dealer and may be subject to our above-noted return policy if premiums are refunded.

SERVICES PROVIDED BY EQUITABLE LIFE

         In carrying out certain of our operations, we use Equitable Life's personnel, property, and facilities. We reimburse Equitable Life for these intercompany services on the basis of the cost of the services provided.


INSURANCE REGULATION THAT APPLIES TO EQUITABLE OF COLORADO

         We are regulated and supervised by the Division of Insurance of the State of Colorado. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.

YEAR 2000 PROGRESS


         Equitable of Colorado relies upon various Equitable Life computer systems in order to administer your policy and operate the investment options. Equitable of Colorado also relies upon systems of service providers who are not affiliated with Equitable Life. These systems are the same systems that Equitable Life relies upon in order to administer its policies.

         In 1995, Equitable Life began addressing the question of whether its computer systems would recognize the Year 2000 before, on or after January 1, 2000, and Equitable Life has identified those of its systems critical to business operations that were not Year 2000 compliant. By year end 1998, the work of modifying or replacing non-compliant systems was substantially completed. Equitable Life has begun comprehensive testing of its Year 2000 compliance and expects that the testing will be substantially completed by June 30, 1999. Equitable Life has contacted third-party services providers to seek assurances that they are acting to address the Year 2000 issue with the goal of avoiding any material adverse effect on services provided to policyowners and on operations of the investment options. Most third-party service providers have provided Equitable Life assurances of their Year 2000 compliance. Equitable Life believes it is on schedule for substantially all such systems and services, including those considered to be mission-critical, to be confirmed as Year 2000 compliant, renovated, replaced or the subject of contingency plans, by June 30, 1999, except for one investment accounting system which is scheduled to be replaced by August 31, 1999 and confirmed as Year 2000 compliant by September 30, 1999. Additionally, Equitable Life will be supplementing its existing business continuity and disaster recovery plans to cover certain categories of contingencies that could arise as a result of Year 2000 related failures. Year 2000 specific contingency plans are anticipated to be in place by June 30, 1999.

         There are many risks associated with Year 2000 issues, including the risk that Equitable Life's computer systems will not operate as intended. Additionally, there can be no assurance that the systems of third parties will be Year 2000 compliant. Any significant unresolved difficulty related to the Year 2000 compliance initiatives could result in an interruption in, or a failure of, normal business operations and, accordingly, could have a material adverse effect on our ability to administer your policy and operate the investment options.

         To the fullest extent permitted by law, the foregoing Year 2000 discussion is a "Year 2000 Readiness Disclosure" within the meaning of The Year 2000 Information and Readiness Disclosure Act, 15 U.S.C. Sec. 1 (1998).


DIRECTORS AND PRINCIPAL OFFICERS


         Set forth below is information about our directors and our principal officers. Unless otherwise noted, their address is 1290 Avenue of the Americas, New York, New York 10104.


------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------
DIRECTORS
------------------------------------------------------------------------------------------------------------------------
Michel Beaulieu                         Director, Equitable of Colorado.  Senior Vice President, Equitable Life.
------------------------------------------------------------------------------------------------------------------------
Harvey E. Blitz                         Director, Equitable of Colorado. Senior Vice President,  Equitable Life; prior thereto,  Senior Vice President and Deputy Chief Financial Officer,  Equitable
                                        Life.  Senior Vice President,  Equitable  Companies.  Vice President and Chief
                                        Financial  Officer since March 1997,  EQ ADVISORS  TRUST.  Chairman,  Frontier
                                        Trust Company  ("Frontier").  Executive Vice President since November 1996 and
                                        Director,  EQ Financial  Consultants,  Inc. ("EQF").  Director until May 1997,
                                        Equitable  Distributors,  Inc.  ("EDI")  and  Director  and Officer of various
                                        Equitable of Colorado  affiliates.  Previously  held other  officerships  with
                                        Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------
OFFICER-DIRECTORS
------------------------------------------------------------------------------------------------------------------------
Michael S. Martin                       Director and Executive Vice President,  Equitable of Colorado.  Executive Vice
                                        President and Chief Marketing Officer,  Equitable Life. Prior thereto,  Senior
                                        Vice President,  Equitable Life.  Chairman and Chief Executive  Officer,  EQF.
                                        Vice  President,  EQ ADVISORS  TRUST  (since  March 1997) and THE HUDSON RIVER
                                        TRUST (until March 1998).  Director,  Equitable  Underwriting and Sales Agency
                                        (Bahamas),  Ltd.  (since  May  1996) and  EquiSource.  Previously  held  other officerships with Equitable Life and its affiliates.

------------------------------------------------------------------------------------------------------------------------
Samuel B. Shlesinger                    Chairman of the Board,  President and Chief  Executive  Officer,  Equitable of
                                        Colorado.  Senior Vice President, Equitable Life.
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
OTHER  PRINCIPAL OFFICERS
------------------------------------------------------------------------------------------------------------------------
Kevin R. Byrne                          Senior Vice  President and  Treasurer,  Equitable of Colorado,  Equitable Life
                                        and Equitable  Companies.  Treasurer,  EquiSource,  Frontier Trust Company and
                                        Equitable  Investment  Corporation.  President  and Chief  Executive  Officer,
                                        Equitable  Casualty  Insurance  Company   ("Casualty").   Vice  President  and
                                        Treasurer,   EQ  ADVISORS  TRUST  (since  March  1997).  Holds  various  other officerships and directorships with other Equitable of Colorado affiliates.
------------------------------------------------------------------------------------------------------------------------
Alvin H. Fenichel                       Senior Vice  President  and Chief  Financial  Officer,  Equitable of Colorado.
                                        Senior Vice President and Controller,  Equitable Life and Equitable Companies.
                                        Previously held other officerships with Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------
Linda J. Galasso                        Vice  President  and  Secretary,  Equitable of Colorado.  Vice  President  and
                                        Secretary,  Equitable Life. Assistant Secretary,  Equitable Companies, EQF and
                                        other Equitable of Colorado affiliates.
------------------------------------------------------------------------------------------------------------------------
Mark A. Hug                             Senior Vice  President,  Equitable of Colorado.  Senior Vice  President  since
                                        April 1997, Equitable Life. Prior thereto, Vice President, Aetna.
------------------------------------------------------------------------------------------------------------------------
Charles Marino                          Vice President and Actuary,  Equitable of Colorado.  Vice President and Senior
                                        Actuary  (since Sept.  1998),  and Vice  President and Actuary  (Feb.  1996 to
                                        Sept.  1998),  Equitable  Life.  Prior  thereto,  Assistant Vice President and
                                        Actuary, Equitable Life.
------------------------------------------------------------------------------------------------------------------------
John P. Natoli                          Vice President and Chief  Underwriting  Officer,  Equitable of Colorado.  Vice
                                        President and Chief Underwriter, Equitable Life.
------------------------------------------------------------------------------------------------------------------------
Mildred M. Oliver                       Vice President, Equitable of Colorado.  Vice President, Equitable Life.
------------------------------------------------------------------------------------------------------------------------
Michael J. Remus                        Vice President and Chief Administrative  Officer,  Equitable of Colorado. Vice
3001 Westown Parkway                    President and Chief Administrative Officer, Equitable Life.
West Des Moines, IA  50266
------------------------------------------------------------------------------------------------------------------------
Allen Zabusky                           Vice  President  and  Controller,  Equitable of Colorado.  Vice  President and
135 West 50th Street                    Deputy  Controller,   Equitable  Life.  Vice  President  and  Controller,   EQ
New York, New York  10020               ADVISORS TRUST.
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------


FINANCIAL STATEMENTS OF EQUITABLE OF COLORADO

         The financial statements of Equitable of Colorado as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing. The financial statements of Equitable of Colorado have relevance for the policies only to the extent that they bear upon the ability of Equitable of Colorado to meet its obligations under the policies. There are no financial statements for Separate Account VLI as the policies are being offered for the first time in 1999, and Separate Account VLI had not commenced operations at the date of this prospectus.

                         THE EQUITABLE OF COLORADO, INC.

                            1998 FINANCIAL STATEMENTS
                                       AND
                        REPORT OF INDEPENDENT ACCOUNTANTS

February 8, 1999






                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of The Equitable of Colorado, Inc.

In our opinion, the accompanying balance sheets and the related statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of The Equitable of Colorado, Inc. ("EOC") at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of EOC's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

                         THE EQUITABLE OF COLORADO, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                                                               1998                   1997
                                                                        -------------------    -------------------
                                                                                     (IN THOUSANDS)
ASSETS
Investments:
  Policy loans.........................................................  $      701,986.1       $    1,158,866.7
  Fixed maturities available for sale, at estimated fair value.........         232,819.8              226,077.5
                                                                        -------------------    -------------------
      Total investments................................................         934,805.9            1,384,944.2
Cash and cash equivalents..............................................           7,034.4                  421.4
Deferred policy acquisition costs......................................          51,613.6               59,000.0
Amounts due from reinsurers............................................         621,627.6              589,021.8
Accrued investment income..............................................          14,624.5               58,990.2
Other assets...........................................................           7,168.4                7,299.7
                                                                        -------------------    -------------------

TOTAL ASSETS...........................................................  $    1,636,874.4       $    2,099,677.3
                                                                        ===================    ===================

LIABILITIES
Policyholders' account balances........................................  $      972,029.9       $    1,457,678.0
Amounts due to reinsurers..............................................         522,072.9              488,149.4
Future policy benefits and other policyholder's liabilities............          27,803.7               23,724.9
Amounts due to Equitable Life..........................................           6,249.1               15,465.6
Other liabilities......................................................          18,357.4               21,361.5
                                                                        -------------------    -------------------
      Total liabilities................................................       1,546,513.0            2,006,379.4
                                                                        -------------------    -------------------

Commitments and contingencies (Notes 7, 8 and 9)

SHAREHOLDER'S EQUITY
Common stock, $2.00 par value 1.0 million shares authorized, issued
  and outstanding......................................................           2,000.0                2,000.0
Capital in excess of par value.........................................          37,000.0               37,000.0
Retained earnings......................................................          48,793.3               52,308.1
Accumulated other comprehensive income.................................           2,568.1                1,989.8
                                                                        -------------------    -------------------
      Total shareholder's equity.......................................          90,361.4               93,297.9
                                                                        -------------------    -------------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY.............................  $    1,636,874.4       $    2,099,677.3
                                                                        ===================    ===================


















                       See Notes to Financial Statements.

                         THE EQUITABLE OF COLORADO, INC.
                             STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                              1998                 1997                 1996
                                                       ------------------   -------------------  -------------------
                                                                              (IN THOUSANDS)
REVENUES
Universal life policy fee income.....................   $      6,876.3       $      14,358.6      $      13,891.7
Premiums.............................................         11,045.9               8,211.6              7,316.6
Net investment income................................         39,113.6              79,205.2             70,132.8
Investment gains, net................................          1,066.5                 428.9                909.3
Other income.........................................          6,321.5               5,098.1              5,201.5
                                                       ------------------   -------------------  -------------------

      Total revenues.................................         64,423.8             107,302.4             97,451.9
                                                       ------------------   -------------------  -------------------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders'
  account balances...................................         30,361.2              70,251.4             63,592.4
Policyholders' benefits..............................         10,313.5              13,317.0             10,325.5
Other operating costs and expenses...................         29,155.9              18,787.4             16,694.8
                                                       ------------------   -------------------  -------------------

      Total benefits and other deductions............         69,830.6             102,355.8             90,612.7
                                                       ------------------   -------------------  -------------------

(Loss) earnings before Federal income taxes..........         (5,406.8)              4,946.6              6,839.2
Federal income benefit (tax).........................          1,892.0              (1,731.3)            (2,393.7)
                                                       ------------------   -------------------  -------------------

Net (Loss) Earnings..................................   $     (3,514.8)      $       3,215.3      $       4,445.5
                                                       ==================   ===================  ===================





























                       See Notes to Financial Statements.

                         THE EQUITABLE OF COLORADO, INC.
           STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                              1998                 1997                 1996
                                                       ------------------   -------------------  -------------------
                                                                              (IN THOUSANDS)

Common stock, at par value, beginning and
  end of year........................................   $      2,000.0       $       2,000.0      $       2,000.0
                                                       ------------------   -------------------  -------------------

Capital in excess of par value, beginning
  of year............................................         37,000.0              37,000.0             22,000.0
Capital contribution from Equitable Life.............              -                     -               15,000.0
                                                       ------------------   -------------------  -------------------
Capital in excess of par value, end of year..........         37,000.0              37,000.0             37,000.0
                                                       ------------------   -------------------  -------------------

Retained earnings, beginning of year.................         52,308.1              49,092.8             44,647.3
Net (loss) earnings..................................         (3,514.8)              3,215.3              4,445.5
                                                       ------------------   -------------------  -------------------
Retained earnings, end of year.......................         48,793.3              52,308.1             49,092.8
                                                       ------------------   -------------------  -------------------

Accumulated other comprehensive income,
  beginning of year..................................          1,989.8                 467.8              1,802.4
Other comprehensive income...........................            578.3               1,522.0             (1,334.6)
                                                       ------------------   -------------------  -------------------
Accumulated other comprehensive income...............          2,568.1               1,989.8                467.8
                                                       ------------------   -------------------  -------------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR..............   $     90,361.4       $      93,297.9      $      88,560.6
                                                       ==================   ===================  ===================

COMPREHENSIVE INCOME
Net (loss) earnings..................................   $     (3,514.8)      $       3,215.3      $       4,445.5
                                                       ------------------   -------------------  -------------------
Change in unrealized gains (losses), net of
  reclassification adjustment........................            732.0               1,577.4             (1,659.5)
Minimum pension liability adjustment.................           (153.7)                (55.4)               324.9
                                                       ------------------   -------------------  -------------------
Other comprehensive income...........................            578.3               1,522.0             (1,334.6)
                                                       ------------------   -------------------  -------------------
COMPREHENSIVE INCOME.................................   $     (2,936.5)      $       4,737.3      $       3,110.9
                                                       ==================   ===================  ===================
























                       See Notes to Financial Statements.

                         THE EQUITABLE OF COLORADO, INC.
                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                              1998                 1997                 1996
                                                       ------------------   -------------------  -------------------
                                                                              (IN THOUSANDS)
Net (loss) earnings..................................   $     (3,514.8)      $       3,215.3      $       4,445.5
Adjustments to reconcile net earnings to net
  cash provided by operating activities:
  Interest credited to policyholders'
    account balances.................................         30,361.2              70,251.4             63,592.4
  Universal life policy fee income...................         (6,876.3)            (14,358.6)           (13,891.7)
  Investment gains...................................         (1,066.5)               (428.9)              (909.3)
  Change in amounts due to (from) reinsurers, net....          1,317.7              (8,160.4)            23,717.1
  Change in accrued investment income................         44,365.7              (7,494.7)            (6,271.4)
  Other, net.........................................         13,137.8               8,586.2              5,592.7
                                                       ------------------   -------------------  -------------------

Net cash provided by operating activities............         77,724.8              51,610.3             76,275.3
                                                       ------------------   -------------------  -------------------

Cash flows from investing activities:
  Maturities and repayments..........................         24,602.3              19,380.4             34,164.7
  Sales..............................................        109,882.4              16,820.3             27,813.2
  Purchases..........................................       (139,177.6)            (62,699.2)           (95,629.5)
  Increase in policy loans...........................       (104,873.7)           (123,720.3)          (152,900.2)
  Other, net.........................................             (1.6)                  4.6                 15.8
                                                       ------------------   -------------------  -------------------

Net cash used by investing activities................       (109,568.2)           (150,214.2)          (186,536.0)
                                                       ------------------   -------------------  -------------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits.........................................         54,456.9              88,806.6             93,253.2
    Withdrawals......................................         (3,453.7)             (6,732.9)                 -
  (Decrease) increase in loan due to Equitable Life..        (12,546.8)             12,546.8                  -
  Capital contribution from Equitable Life...........              -                     -               15,000.0
                                                       ------------------   -------------------  -------------------

Net cash provided by financing activities............         38,456.4              94,620.5            108,253.2
                                                       ------------------   -------------------  -------------------

Change in cash and cash equivalents..................          6,613.0              (3,983.4)            (2,007.5)
Cash and cash equivalents, beginning of year.........            421.4               4,404.8              6,412.3
                                                       ------------------   -------------------  -------------------

Cash and Cash Equivalents, End of Year...............   $      7,034.4       $         421.4      $       4,404.8
                                                       ==================   ===================  ===================

Supplemental cash flow information
  Income Taxes Refunded (Paid).......................   $      1,241.2       $      (4,349.4)     $        (874.9)
                                                       ==================   ===================  ===================












                       See Notes to Financial Statements.

                         THE EQUITABLE OF COLORADO, INC.

                          NOTES TO FINANCIAL STATEMENTS


1)   ORGANIZATION

     The Equitable of Colorado, Inc. ("EOC") was incorporated on January 18, 1984, as a wholly owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable Life") which is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). EOC's operations consist principally of the sale of whole life fixed premium, interest-sensitive policies and ten year term life insurance policies.

2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation and Principles of Consolidation
     -----------------------------------------------------

     The accompanying financial statements are prepared in conformity with generally accepted accounting principles ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The years "1998," "1997" and "1996" refer to the years ended December 31, 1998, 1997 and 1996, respectively.

     Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1998 presentation.

     New Accounting Pronouncements
     -----------------------------

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. It requires all derivatives to be recognized on the balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on its intended use. Derivatives not used in hedging activities must be adjusted to fair value through earnings. Changes in the fair value of derivatives used in hedging activities will, depending on the nature of the hedge, either be offset in earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

     SFAS No. 133 requires adoption in fiscal years beginning after June 15, 1999 and permits early adoption as of the beginning of any fiscal quarter following issuance of the statement. Retroactive application to financial statements of prior periods is prohibited. EOC expects to adopt SFAS No. 133 effective January 1, 2000. Adjustments resulting from initial adoption of the new requirements will be reported in a manner similar to the cumulative effect of a change in accounting principle and will be reflected in net income or accumulated other comprehensive income based upon existing hedging relationships, if any. SFAS No. 133 is not expected to have a material impact on EOC's financial statements.

     In late 1998, the Americal Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-7, "Deposit Accounting:
     Accounting for Insurance and Reinsurance Contracts that Do Not Transfer Insurance Risk". This SOP, effective for fiscal years beginning after June 15, 1999, provides guidance to both the insured and insurer on how to apply the deposit method of accounting when it is required for insurance and reinsurance contracts that do not transfer insurance risk. The SOP does not address or change the requirements as to when deposit accounting should be applied. SOP 98-7 applies to all entities and all insurance and reinsurance contracts that do not transfer insurance risk except for long-duration life and health insurance contracts. This SOP is not expected to have a material impact on EOC's financial statements.

     In December 1997, the AICPA issued SOP 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". SOP 97-3 provides guidance for assessments related to insurance activities and requirements for disclosure of certain information and is effective for financial statements issued for periods beginning after December 31, 1998. Restatement of previously issued financial statements is not required. SOP 97-3 is not expected to have a material impact on EOC's financial statements.

     Valuation of Investments
     ------------------------

     Fixed maturities identified as available for sale are reported at estimated fair value. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

     Policy loans are stated at unpaid principal balances.

     Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

     All securities are recorded in the financial statements on a trade date basis.

     Investment Gains, Net and Unrealized Investment Gains (Losses)
     --------------------------------------------------------------

     Realized investment gains (losses) are determined by specific identification and are presented as a component of revenue.

     Unrealized investment gains and losses on fixed maturities available for sale are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes and deferred policy acquisition costs ("DAC") related to universal life and investment-type products.

     Recognition of Insurance Income and Related Expenses
     ----------------------------------------------------

     Premiums from universal life contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

     Premiums from non-participating traditional life policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

     Deferred Policy Acquisition Costs
     ---------------------------------

     The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

     For universal life products, DAC is amortized over the expected total life of the contract group (periods ranging from 25 to 35 years) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in shareholders' equity as of the balance sheet date.

     For non-participating traditional life policies with life contingencies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

     DAC totaling $12,300.0 thousand ($8,000.0 thousand net of Federal income taxes), related to a single large company-owned life insurance ("COLI") policy surrendered in the first quarter of 1998, was written off and included in other operating costs and expense. Concurrently, an initial fee liability of $1,400.0 thousand ($900.0 thousand, net of Federal income taxes) was amortized and included in universal life and investment-type product fee income.

     Policyholders' Account Balances and Future Policy Benefits
     ----------------------------------------------------------

     Policyholders' account balances for universal life contracts are equal to the policy account values. The policy account values represents an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

     For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on EOC's experience which, together with interest and expense assumptions, include a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Interest rates used in establishing such liabilities range from 4.00% to 8.25% for life insurance liabilities.

     Federal Income Taxes
     --------------------

     EOC is included in a consolidated Federal income tax return filed by the Holding Company with Equitable Life and its other eligible subsidiaries. In accordance with tax sharing arrangements between EOC and Equitable Life, the amount of current income taxes as determined on a separate return basis will be paid to or received from Equitable Life. Benefits for losses, which are paid to EOC to the extent they are utilized by Equitable Life, may not have been received in the absence of such an arrangement. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

3)   INVESTMENTS

     The following tables provide additional information relating to fixed maturities:

                                                                     GROSS               GROSS
                                                AMORTIZED          UNREALIZED         UNREALIZED          ESTIMATED
                                                   COST              GAINS              LOSSES            FAIR VALUE
                                             -----------------  -----------------   ----------------   -----------------
                                                                           (IN THOUSANDS)

     DECEMBER 31, 1998
     -----------------
     Fixed Maturities:
       Available for Sale:
         Corporate..........................  $   200,395.2      $     6,231.9       $      365.5       $   206,261.6
         Mortgage-backed....................        6,862.6              119.7                -               6,982.3
         U.S. Treasury securities and
           U.S. government and
           agency securities................       13,629.4              164.4               18.1            13,775.7
         States and political subdivisions..        3,203.8                -                 13.9             3,189.9
         Foreign governments................        1,987.5               37.1                -               2,024.6
         Redeemable preferred stock.........          592.6                -                  6.9               585.7
                                             -----------------  -----------------   ----------------   -----------------
     Total Available for Sale...............  $   226,671.1      $     6,553.1       $      404.4       $   232,819.8
                                             =================  =================   ================   =================

     December 31, 1997
     -----------------
     Fixed Maturities:
       Available for Sale:
         Corporate..........................  $   197,388.2      $     4,821.3       $      568.8       $   201,640.7
         Mortgage-backed....................        9,410.0               95.8                -               9,505.8
         U.S. Treasury securities and
           U.S. government and
           agency securities................       14,778.3              152.7                -              14,931.0
                                             -----------------  -----------------   ----------------   -----------------
     Total Available for Sale...............  $   221,576.5      $     5,069.8       $      568.8       $   226,077.5
                                             =================  =================   ================   =================

     For publicly traded fixed maturities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, EOC has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1998 and 1997, securities without a readily ascertainable market value having an amortized cost of $97,253.5 thousand and $111,147.1 thousand, respectively, had estimated fair values of $101,073.7 thousand and $114,176.4 thousand, respectively.

     The contractual maturity of bonds at December 31, 1998 is shown below:

                                                    AVAILABLE FOR SALE
                                          ------------------------------------
                                             AMORTIZED          ESTIMATED
                                               COST             FAIR VALUE
                                          ----------------   -----------------
                                                    (IN THOUSANDS)

     Due in one year or less.............  $    19,088.7      $    19,221.6
     Due in years two through five.......       87,625.6           89,141.6
     Due in years six through ten........       94,565.9           98,594.6
     Due after ten years.................       17,935.7           18,294.0
     Mortgage-backed securities..........        6,862.6            6,982.3
                                          ----------------   -----------------
     Total...............................  $   226,078.5      $   232,234.1
                                          ================   =================

     Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     EOC's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds and directly negotiated debt in leveraged buyout transactions. EOC seeks to minimize the higher than normal credit risks associated with such securities by monitoring the total investments in any single issuer or total investment in a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1998, approximately 1.8% of the $226,078.5 thousand aggregate amortized cost of bonds held by EOC were considered to be other than investment grade.

4)   NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

     The sources of net investment income are summarized as follows:

                                                               1998               1997                1996
                                                         -----------------   ----------------   -----------------
                                                                             (IN THOUSANDS)

     Fixed maturities...................................  $    16,178.2       $   14,877.4       $   13,164.5
     Policy loans.......................................       23,624.9           64,707.6           57,398.9
     Other investment income............................           53.2              131.4              450.0
                                                         -----------------   ----------------   -----------------

       Gross investment income..........................       39,856.3           79,716.4           71,013.4

       Investment expenses..............................         (742.7)            (511.2)            (880.6)
                                                         -----------------   ----------------   -----------------

     Net Investment Income..............................  $    39,113.6       $   79,205.2       $   70,132.8
                                                         =================   ================   =================

     For 1998, 1997 and 1996, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $109,882.4 thousand, $16,820.3 thousand and $27,813.2 thousand. Gross gains of $1,200.3 thousand, $608.3 thousand and $1,316.0 thousand and gross losses of $120.1 thousand, $180.3 thousand and $1,050.8 thousand, respectively, were realized on these sales.

     Net unrealized investment gains (losses), included in the balance sheets as a component of accumulated comprehensive income, and the changes for the corresponding years are summarized as follows:

                                                               1998               1997                1996
                                                         -----------------   ----------------   -----------------
                                                                             (IN THOUSANDS)

     Balance, beginning of year.........................  $     2,135.5       $      558.1       $    2,217.6
     Changes in gross unrealized investment
       gains (losses)...................................        1,647.7            3,237.9           (4,068.0)
     Changes in unrealized investment losses
       (gains) attributable to:
         DAC............................................         (521.6)            (811.1)           1,515.0
         Deferred Federal income taxes..................         (394.1)            (849.4)             893.5
                                                         -----------------   ----------------   -----------------
     Balance, End of Year...............................  $     2,867.5       $    2,135.5       $      558.1
                                                         =================   ================   =================

     Balance, end of year comprises:
       Unrealized investment gains on:
         Fixed maturities...............................  $     6,148.7       $    4,501.0       $    1,263.1
       Amounts of unrealized investment gains
         attributable to:
           DAC..........................................       (1,736.9)          (1,215.3)            (404.2)
           Deferred Federal income taxes................       (1,544.3)          (1,150.2)            (300.8)
                                                         -----------------   ----------------   -----------------
     Total..............................................  $     2,867.5       $    2,135.5       $      558.1
                                                         =================   ================   =================

5)   ACCUMULATED OTHER COMPREHENSIVE INCOME

     Accumulated other comprehensive income represents cumulative gains and losses on items that are not reflected in the statements of earnings. The balances for the years 1998, 1997 and 1996 are as follows:

                                                               1998               1997                1996
                                                         -----------------   ----------------   -----------------
                                                                             (IN THOUSANDS)

     Unrealized gains on investments....................  $     2,867.5       $    2,135.5       $      558.1
     Minimum pension liability..........................         (299.4)            (145.7)             (90.3)
                                                         -----------------   ----------------   -----------------
     Total Accumulated Other
       Comprehensive Income.............................  $     2,568.1       $    1,989.8       $      467.8
                                                         =================   ================   =================

     The components of other comprehensive income for the years 1998, 1997 and 1996 are as follows:

                                                               1998               1997                1996
                                                         -----------------   ----------------   -----------------
                                                                             (IN THOUSANDS)

     Net unrealized gains (losses) on investment
       securities:
       Net unrealized gains (losses) arising during
         the period.....................................  $     2,260.3       $    3,840.1       $   (4,085.3)
       Reclassification adjustment for (gains) losses
         included in net earnings.......................         (612.6)            (602.2)              17.3
                                                         -----------------   ----------------   -----------------

     Net unrealized gains (losses) on investment
       securities.......................................        1,647.7            3,237.9           (4,068.0)
     Adjustments for:
     DAC and deferred Federal income taxes..............         (915.7)          (1,660.5)           2,408.5
                                                         -----------------   ----------------   -----------------
     Change in unrealized gains (losses), net of
       reclassification of adjustment...................          732.0            1,577.4           (1,659.5)
     Change in minimum pension liability................         (153.7)             (55.4)             324.9
                                                         -----------------   ----------------   -----------------
     Total Other Comprehensive Income...................  $       578.3       $    1,522.0       $   (1,334.6)
                                                         =================   ================   =================

6)   FEDERAL INCOME TAXES

     A summary of the Federal income taxes in the statements of earnings is shown below:

                                                               1998               1997                1996
                                                         -----------------   ----------------   -----------------
                                                                             (IN THOUSANDS)

     Federal income tax (benefit) expense:
       Current..........................................  $      (507.9)      $    2,676.7       $    2,633.6
       Deferred.........................................       (1,384.1)            (945.4)            (239.9)
                                                         -----------------   ----------------   -----------------
     Total..............................................  $    (1,892.0)      $    1,731.3       $    2,393.7
                                                         =================   ================   =================

     The components of the net deferred Federal income taxes are as follows:

                                                    DECEMBER 31, 1998                  December 31, 1997
                                             ---------------------------------  ---------------------------------
                                                 ASSETS         LIABILITIES         Assets         Liabilities
                                             ---------------  ----------------  ---------------   ---------------
                                                                       (IN THOUSANDS)

     Compensation and related benefits......  $       -        $      330.8      $        -        $      13.5
     Other..................................      1,076.1               -             1,432.0
     DAC, reserves and reinsurance..........          -             4,937.0               -            7,115.4
     Investments............................          -             1,092.9               -              660.4
                                             ---------------  ----------------  ---------------   ---------------
     Total..................................  $   1,076.1      $    6,360.7      $    1,432.0      $   7,789.3
                                             ===============  ================  ===============   ===============

     The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:

                                                               1998               1997                1996
                                                         -----------------   ----------------   -----------------
                                                                             (IN THOUSANDS)

     DAC, reserves and reinsurance......................  $    (2,140.0)      $   (1,185.0)      $     (510.0)
     Investments........................................            -                  -                300.0
     Compensation and related benefits..................          400.0              200.0              400.0
     Other..............................................          355.9               39.6             (429.9)
                                                         -----------------   ----------------   -----------------
     Deferred Federal Income Tax
       Benefit..........................................  $    (1,384.1)      $     (945.4)      $     (239.9)
                                                         =================   ================   =================

7)   REINSURANCE AGREEMENTS

     EOC cedes reinsurance to Equitable Life and unaffiliated insurance companies. EOC evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability. The effect of reinsurance is summarized as follows:

                                                               1998               1997                1996
                                                         -----------------   ----------------   -----------------
                                                                             (IN THOUSANDS)

     Direct premiums....................................  $    53,896.3       $   50,014.0       $   49,459.8
     Reinsurance ceded..................................      (42,850.4)         (41,802.4)         (42,143.2)
                                                         -----------------   ----------------   -----------------
     Premiums...........................................  $    11,045.9       $    8,211.6       $    7,316.6
                                                         =================   ================   =================

     Universal Life and Investment-type Product
       Policy Fee Income Ceded..........................  $    31,862.9       $   25,216.1       $   17,152.4
                                                         =================   ================   =================
     Policyholders' Benefits Ceded......................  $    72,624.0       $   70,187.7       $   61,931.5
                                                         =================   ================   =================
     Interest Credited to Policyholders' Account
       Balances Ceded...................................  $    39,521.6       $   36,371.0       $   32,267.4
                                                         =================   ================   =================

     To limit its exposure to losses, effective February 1998, EOC reinsured 90% of the mortality risk on new term policies. EOC also reinsures mortality risks in excess of $150.0 thousand on any single life. EOC also reinsures the entire risk on certain substandard underwriting risks as well as in certain other cases.

8)   FAIR VALUE OF FINANCIAL INSTRUMENTS

     EOC defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time EOC's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument. Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts.

     Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan. The carrying value and estimated fair value for policy loans were both $701,986.1 thousand at December 31, 1998 as compared with $1,158,866.7 thousand at December 31, 1997.

9)   LITIGATION

     An action was instituted on April 6, 1995 against EOC and Equitable Life in New York state court, entitled Sidney C. Cole, et al. v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, Inc. The action is brought by the holders of a joint survivorship whole life policy issued by EOC. The action purports to be on behalf of a class consisting of all persons who from January 1, 1984 purchased life insurance policies sold by Equitable Life and EOC based upon allegedly uniform sales presentations and policy illustrations. The complaint puts in issue various alleged sales practices that plaintiffs assert, among other things, misrepresented the stated number of years that the annual premium would need to be paid. Plaintiffs seek damages in an unspecified amount, imposition of a constructive trust, and seek to enjoin Equitable Life and EOC from engaging in the challenged sales practices. In June 1996, the court issued a decision and order dismissing with prejudice plaintiffs' causes of action for fraud, constructive fraud, breach of fiduciary duty, negligence, and unjust enrichment, and dismissing without prejudice plaintiffs' cause of action under the New York State consumer protection statute. The only remaining causes of action are for breach of contract and negligent misrepresentation. In 1997, plaintiffs noticed an appeal from the court's June 1996 order and filed their memorandum of law and affidavits in support of their motion for class certification. In August 1997, Equitable Life and EOC moved for summary judgment dismissing plaintiffs' remaining claims of breach of contract and negligent misrepresentation and in February 1998, the court granted Equitable Life and EOC's motion for summary judgment. The court therefore denied plaintiffs' motion to certify the class. In April 1998, plaintiffs noticed their appeal from that decision and from the June 1996 decision, the appeal from which had been dismissed. Plaintiffs perfected their appeal in January 1999. Oral argument is scheduled for September 1999.

     Although the outcome of litigation cannot be predicted with certainty, EOC's management believes that the ultimate resolution of this case should not have a material adverse effect on the financial position of EOC. EOC's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on EOC's results of operations in any particular period.

     In addition, EOC is involved in various legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on EOC's financial position or results of operations.

10)  INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

     EOC is restricted as to the amounts of dividends it may pay to Equitable Life. Under Colorado Insurance Law, the Division of Insurance of the State of Colorado has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $51,662.9 thousand and $47,907.1 thousand at December 31, 1998 and 1997, respectively. For 1998, 1997 and 1996, statutory net income totaled $3,401.3 thousand, $615.6 thousand and $784.0 thousand, respectively.

     At December 31, 1998, EOC, in accordance with various government and state regulations, had $3,770.4 thousand of securities deposited with such government or state agencies.

     The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholder's equity on a GAAP basis are primarily attributable to: (a) inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching revenues and expenses; (d) Federal income taxes are generally accrued under SAP based upon revenues and expensed in the Federal income tax return while under GAAP deferred taxes are provided for timing differences between recognition of revenues and expenses for financial reporting and income tax purposes;
     (e) valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; and (f) differences in the accrual methodologies for post-employment and retirement benefit plans.

11)  RELATED PARTY TRANSACTIONS

     EOC reimburses Equitable Life for its use of Equitable Life's personnel, property and facilities in carrying out certain of its operations. Reimbursements for intercompany services is made on the basis of the cost of services provided. The amounts of these intercompany transactions are as follows:

                                                               1998               1997                1996
                                                         -----------------   ----------------   -----------------
                                                                             (IN THOUSANDS)

     Personnel and facilities...........................  $      6,897.9      $     9,835.4      $     5,523.1
     Agent commissions and fees.........................  $      5,784.8      $     4,835.1      $     4,679.0


     Equitable Life sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and agents. The pension plans are non-contributory and benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Under its cost sharing agreement, Equitable Life allocated a portion of the costs of these benefit plans to EOC; these costs were included in personnel and facilities above.

     EOC incurred investment advisory and asset management fees of $375.8 thousand, $362.7 thousand and $315.6 thousand for services provided by affiliates during 1998, 1997 and 1996, respectively.

APPENDIX I: INVESTMENT PERFORMANCE RECORD


         The tables below show performance information for the variable investment options. The performance shown for each option equals the performance of the Portfolio corresponding to that option, reduced by the rate of the policies' mortality and expense risk charge (.80% annual rate). You can find more information about the performance of the Portfolios in The Hudson River Trust and EQ Advisors Trust prospectuses attached at the end of this prospectus. The performance figures on which the tables are based are after deduction of all fees and expenses paid by the Trusts or any of the Portfolios.

         The tables below, however, do not take into account the following additional charges that we will deduct under your policy: (1) the 6% sales charge and the tax charge that we deduct from each premium payment you make; (2) the monthly cost of insurance charge; (3) the policies' monthly administrative charge (currently $25 for your policy's first 12 months and $6 per month thereafter); (4) the surrender charge; or (5) any charge for optional rider benefits you may select. For more information about these charges, see "Charges and Expenses You Will Pay" beginning on page 9 of this prospectus. If we reflected these charges, the performance shown below would be reduced. We have not done so, however, because the actual impact of these charges on a particular policy varies considerably based on such factors as the insurance risk characteristics of the insured person; the face amount and other options you select for your policy; the state of policy issuance; the amount and timing of your premium payments; and whether you make transfers or withdrawals, take policy loans, or surrender your policy. In order to better understand how the charges we have omitted from the below tables will affect your policy's value, you should refer to your Illustrations of Policy Benefits that your Equitable of Colorado associate will provide. You can request Equitable of Colorado or your Equitable of Colorado associate to provide you with such illustrations at any time, whether before or after you purchase a policy.

         The returns below represent periods of time prior to when Separate Account VLI offered any corresponding investment options. As of the date of this prospectus, no variable investment option of Separate Account VLI had invested in any of the corresponding Portfolios.



                                                        AVERAGE ANNUAL RATE OF RETURN FOR PERIODS ENDING
                                                                       DECEMBER 31, 1998*
                                                                       ------------------
                                                                                                     SINCE PORTFOLIO
VARIABLE INVESTMENT OPTION             1 YR.       3 YRS.     5 YRS.     10 YRS.    20 YRS.         INCEPTION (DATE**)

FIXED INCOME OPTIONS
Alliance Money Market                  4.50%       4.52%      4.33%      4.74%      --           6.25%    (7/13/81)
Alliance Intermediate Gov't
   Securities                          6.88%       5.40%      4.55%      --         --           6.25%     (4/1/91)
Alliance Quality Bond                  7.82%       6.86%      5.92%      --         --           5.49%    (10/1/93)
Alliance High Yield                    (5.91%)     10.46%     9.11%      10.27%     --           9.71%    (1/2/87)

EQUITY OPTIONS

T. Rowe Price Equity Income            8.20%       --         --         --         --           17.80%   (5/1/97)
EQ/Putnam Growth & Income


   Value                               11.92%      --         --         --         --           16.69%   (5/1/97)
Alliance Growth & Income               19.90%      21.55%     16.87%     --         --           15.90%   (10/1/93)
Alliance Equity Index                  27.05%      26.58%     --         --         --           23.32%   (3/1/94)
Merrill Lynch Basic Value
   Equity                              10.69%      --         --         --         --           16.40%   (5/1/97)
Alliance Common Stock                  28.35%      26.58%     20.94%     17.68%     17.63%       15.43%   (1/13/76)
MFS Research                           23.11%      --         --         --         --           23.45%   (5/1/97)
Alliance Global                        20.83%      14.97%     13.34%     13.90%     --           11.66%   (8/27/87)
Alliance International                 9.68%       4.74%      --         --         --           6.61%    (4/3/95)
T. Rowe Price International
   Stock                               12.79%      --         --         --         --           6.16%    (5/1/97)
Morgan Stanley Emerging
   Markets Equity                      (27.60%)    --         --         --         --           (33.25%) (8/20/97)
Alliance Aggressive Stock              (0.52%)     9.85%      10.56%     17.93%     --           16.81%   (1/27/86)
Warburg Pincus Small
   Company Value                       (10.73%)    --         --         --         --           3.43%    (5/1/97)
Alliance Small Cap Growth              (5.04%)     --         --         --         --           11.35%   (5/1/97)
MFS Emerging Growth
   Companies                           33.44%      --         --         --         --           33.78%   (5/1/97)

ASSET ALLOCATION OPTIONS
Alliance Conservative
   Investors                           12.97%      9.81%      8.52%      --         --           9.10%    (10/2/89)
EQ/Putnam Balanced                     10.92%      --         --         --         --           15.02%   (5/1/97)
Alliance Balanced                      17.17%      13.98%     9.92%      11.60%     --           11.81%   (1/27/86)
Alliance Growth Investors              18.18%      15.21%     12.99%     --         --           15.13%   (10/2/89)
Merrill Lynch World Strategy           5.97%       --         --         --         --           6.09%    (5/1/97)

  * No performance information is shown for MFS Growth with Income or EQ/Alliance Premier Growth, as neither had commenced operations prior to December 31, 1998.

  ** The inception date shown is the date that the relevant Portfolio (or its predecessor) received its initial funding.



         Unlike the rate of return tables above, the following yield information does not include capital gains and losses that the Portfolios corresponding to the indicated variable investment options may have experienced.

                                                                            ANNUALIZED YIELD FOR PERIODS
                  VARIABLE INVESTMENT OPTION                                  ENDING DECEMBER 31, 1998
                  --------------------------                                  ------------------------


                                                                          7 DAYS                     30 DAYS
                                                                          ------                     -------

Alliance Money Market                                                     4.69%                        --
Alliance Intermediate Government Securities                                 --                        4.72%
Alliance Quality Bond                                                       --                        5.16%
Alliance High Yield                                                         --                       14.50%

         The information in the tables above is not a guarantee, a prediction, or necessarily an indication of future performance.

APPENDIX II:  OUR DATA ON MARKET PERFORMANCE

         In reports or other communications to policyowners or in advertising material, we may describe general economic and market conditions affecting our variable investment options, and the Portfolios and may compare the performance or ranking of those options and the Portfolios with:

         o those of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds;

         o other appropriate indices of investment securities and averages for peer universes of mutual funds; or

         o   data developed by us derived from such indices or averages.

         We also may furnish to present or prospective policyowners advertisements or other communications that include evaluations of a variable investment option or Portfolio by nationally recognized financial publications. Examples of such publications are:


         Barron's                                    Money Management Letter
         Morningstar's Variable Annuities/Life       Investment Dealers Digest
         Business Week                               National Underwriter
         Forbes                                      Pension & Investments
         Fortune                                     USA Today
         Institutional Investor                      Investor's Daily
         Money                                       The New York Times
         Kiplinger's Personal Finance                The Wall Street Journal
         Financial Planning                          The Los Angeles Times
         Investment Advisor                          The Chicago Tribune
         Investment Management Weekly


         Lipper Analytical Services, Inc. (Lipper) compiles performance data for peer universes of Portfolios with similar investment objectives in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey). Morningstar, Inc. compiles similar data in the Morningstar Variable Annuity/Life Report (Morningstar Report).

         The Lipper Survey records performance data as reported to it by over 800 mutual funds underlying variable annuity and life insurance products. It divides these actively managed portfolios into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which reflect different types of fees in performance data:

         o The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts; and

         o The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects only charges that relate to the underlying mutual fund.

         The Morningstar Report consists of nearly 700 variable life and annuity portfolios, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.

LONG-TERM MARKET TRENDS

         The following chart presents historical return trends for various types of securities. The information presented does not directly relate to the performance of our variable investment options or the Trusts. Nevertheless, it may help you gain a perspective on the potential returns of different asset classes over different periods of time. By combining this information with your knowledge of your own financial needs, you may be able to better determine how you wish to allocate your IL Protector premiums.

         Historically, the investment performance of common stocks over the long term has generally been superior to that of long- or short-term debt securities. However, common stocks have also experienced dramatic changes in value over short periods of time. One of our variable investment options that invests primarily in common stocks may, therefore, be a desirable selection for owners who are willing to accept such risks. If, on the other hand, you wish to limit your short-term risk, you may find it preferable to allocate a smaller percentage of net premiums to those options that invest primarily in common stock. All investments in securities, whether equity or debt, involve varying degrees of risk. They also offer varying degrees of potential reward.


         The chart on page B-3 illustrates the average annual compound rates of return over selected time periods between December 31, 1926 and December 31, 1998 for the types of securities indicated in the chart. These rates of return assume the reinvestment of dividends, capital gains and interest. The Consumer Price Index is also shown as a measure of inflation for comparison purposes. The investment return information presented is an historical record of unmanaged categories of securities. In addition, the rates of return shown do not reflect either (1) investment management fees and expenses, or (2) costs and charges associated with ownership of a variable life insurance policy.


         The rates of return illustrated do not represent returns of our variable investment options or the Portfolios and do not constitute a representation that the performance of those options or the Portfolios will correspond to rates of return such as those illustrated in the chart.


-----------------------------------------------------------------------------------------------------------------------------------
Average Annual Rates of Return

                                                       Long-Term        Long-Term       Intermediate       U.S.         Consumer
For the following periods ending         Common       Government        Corporate        -Term Gov't     Treasury        Price
December 31, 1998                        Stocks         Bonds             Bonds            Bonds           Bills         Index

-----------------------------------------------------------------------------------------------------------------------------------

1 Year                                   28.58%          13.06%           10.76%           10.21%          4.86%         1.80%
3 Years                                  28.27            9.07             8.25             6.84           5.11          2.27
5 years                                  24.06            9.52             8.74             6.20           4.96          2.41
10 years                                 19.19           11.66            10.85             8.74           5.29          3.14
20 years                                 17.75           11.14            10.86             9.85           7.17          4.53
30 years                                 12.67            9.09             9.14             8.71           6.76          5.24
40 years                                 12.00            7.20             7.43             7.39           5.94          4.44
50 years                                 13.56            5.89             6.20             6.21           5.07          3.92
60 years                                 12.49            5.43             5.62             5.50           4.26          4.19
Since 1926                               11.21            5.29             5.78             5.32           3.78          3.15
Inflation Adjusted                        7.82            2.08             2.55             2.11           0.62          0.00
   Since 1926


-----------------------

Source: Ibbotson, Roger G. and Rex A. Sinquefield, STOCKS, BONDS, BILLS, AND INFLATION (SBBI), 1982, updated in STOCKS, BONDS, BILLS, AND INFLATION 1999 YEARBOOK, (TM) Ibbotson Associates, Inc., Chicago. All rights reserved.


Common Stocks (S&P 500) - Standard and Poor's Composite Index, an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies.

Long-Term Government Bonds - Measured using a one-bond portfolio constructed each year containing a bond with approximately a twenty-year maturity and a reasonably current coupon.


Long-Term Corporate Bonds - For the period 1969-1998, represented by the Salomon Brothers Long-Term, High-Grade Corporate Bond Index; for the period 1946-1968, the Salomon Brothers' Index was backdated using Salomon Brothers' monthly yield data and a methodology similar to that used by Salomon for 1969-1998; for the period 1926-1945, the Standard and Poor's monthly High-Grade Corporate Composite yield data were used, assuming a 4 percent coupon and a twenty-year maturity.

Intermediate-Term Government Bonds - Measured by a one-bond portfolio constructed each year containing a bond with approximately a five-year maturity.

U.S. Treasury Bills - Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

Consumer Price Index - Measured by the Consumer Price Index for all Urban Consumers (CPI-U), not seasonally adjusted.

APPENDIX III: AN INDEX OF KEY WORDS AND PHRASES

This index should help you locate more information on the terms used in this prospectus.


                                                     PAGE IN                                                   PAGE IN
                                                 THIS PROSPECTUS                                           THIS PROSPECTUS
                                                 ---------------                                           ---------------

Access Account                                         21            month, year                                42, 45
account value                                          22            monthly deduction                          12, 42
Administrative Office                                   4            monthly insurance charge                 17, 19, 42
age                                                    37            net cash surrender value                     27
Allocation Date                                        16            no-lapse guarantee                           15
alternative death benefit                              17            no-lapse guarantee premium                   15
amount at risk                                         41            option A, B                                  17
anniversary                                        23, 27, 36        our                                           7
assign; assignment                                     35            owner                                         7
automatic transfer service                             24            partial withdrawal                           26
basis                                                  29            payment option                               20
beneficiary                                            20            planned periodic premium                     14
business day                                           35            policy                                        2
Cash Surrender Value                                   24            Portfolio                                     2
Code                                                   28            premium payments                             13
collateral                                             25            prospectus                                    2
cost of insurance charge                              9, 41          receive                                      35
cost of insurance rates                                42            restore, restoration                         15
day                                                    35            rider                                        20
default                                                14            SEC                                           3
dollar cost averaging service                          24            Separate Account VLI                         39
EQ Advisors Trust                                      16            state                                         8
EQ Financial Consultants                               45            subaccount                                   39
Equitable of Colorado                                   4            surrender                                    27
face amount                                            17            surrender charge                             10
grace period                                           14            target premium                               10
guaranteed interest option                             17            telephone transfers                          23
Guaranteed Interest Account                            17            transfers                                    23
Hudson River Trust                                     16            Trust(s)                                     16
IL Protector                                            2            units                                        22
insured person                                        2, 17          unit values                                  22
Investment Funds                                       16            us                                            7
investment option                                      16            variable investment option                    2
issue date                                             37            we                                            7
lapse                                                  14            withdrawal                                   26
loan, loan interest                                  24, 25          you, your                                     7
matures, maturity, maturity date                       27
modified endowment contract                            13

110404

                                     Part II

                   REPRESENTATION REGARDING REASONABLENESS OF
                        AGGREGATE POLICY FEES AND CHARGES




       The Equitable of Colorado, Inc. ("EOC") represents that the fees and charges deducted under the Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by EOC under the Policies. EOC bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for EOC to earn a profit, the degree to which the Policies include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all policies sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or any variations therein, based on supplements, data pages or riders to any policies or prospectus, or otherwise.

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                  UNDERTAKING PURSUANT TO RULE 484(b)(1) UNDER
                           THE SECURITIES ACT OF 1933

     EOC's By-Laws provide, in Article VII, as follows:

     7.1 Indemnification of Directors, Officers, Employees and Incorporators. To the extent permitted by the law of the State of Colorado, and subject to all applicable requirements thereof:

     (a) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate, is or was a director, officer, employee or incorporator of the Company shall be indemnified by the Company;

     (b) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

     (c) the related expenses of any such person in any of said categories may be advanced by the Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                     Part II

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.


Reconciliation and Tie, previously filed with this Registration Statement, File No. 333-72233, on February 12, 1999.


The Prospectus dated  April 1, 1999 consisting of 48 pages.

Representation regarding reasonableness of aggregate policy fees and charges.

Undertaking to file reports.

Undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933

The signatures.

Written Consents of the following persons:


Edwards & Angell, LLP. (see exhibit 2(a))

Barbara Fraser, F.S.A., M.A.A.A., Vice President of The
Equitable of Colorado, Inc. (see exhibit 2(b))


Independent Public Accountants (see exhibit 6)

The following exhibits: Exhibits required by Article IX, paragraph A of Form N-8B-2:


            1-A(1)(a)(i)            Certified Resolutions re Authority to Market
                                    Variable Life Insurance and Establish
                                    Separate Accounts, dated December 16, 1996,
                                    previously filed with this Registration
                                    Statement, File No. 333-72233, on
                                    February 12, 1999.


            1-A(2)                  Inapplicable.

            1-A(3)(a)               See Exhibit 1-A(8).

            1-A(3)(b)               See Exhibit 1-A(8)(i).

            1-A(4)                  Inapplicable.



            1-A(5)(a)               Flexible Premium Variable Life Insurance
                                    Policy (C099-500) (IL Protector).

+           1-A(5)(b)               Option to Purchase Additional Insurance
                                    Rider (R94-204), previously filed with this
                                    Registration Statement, File No. 333-72233,
                                    on February 12, 1999.

+           1-A(5)(c)               Disability Rider - Waiver of Monthly
                                    Deductions (R94-216, previously filed with
                                    this Registration Statement, File No.
                                    333-72233, on February 12, 1999.

+           1-A(5)(d)               Term Insurance Rider on Additional Insured
                                    (R90-217), previously filed with this
                                    Registration Statement, File No. 333-72233,
                                    on February 12, 1999.

+           1-A(5)(e)               Children's Term Insurance Rider (R94-218),
                                    previously filed with this Registration
                                    Statement, File No. 333-72233, on
                                    February 12, 1999.

+           1-A(5)(f)               Accidental Death Benefit Rider (R94-219),
                                    previously filed with this Registration
                                    Statement, File No. 333-72233, on
                                    February 12, 1999.

            1-A(5)(g)               Accelerated Death Benefit Rider (R94-102),
                                    previously filed with this Registration
                                    Statement, File No. 333-72233, on
                                    February 12, 1999.

+           1-A(5)(h)               Cost of Living  Rider (R96-101), previously
                                    filed with this Registration Statement, File
                                    No. 333-72233, on February 12, 1999.

+           1-A(5)(i)               Substitution of Insured Rider (R94-212),
                                    previously filed with this Registration
                                    Statement, File No. 333-72233, on
                                    February 12, 1999.

            1-A(6)(a)               Declaration and Charter of The Equitable of
                                    Colorado, Inc. ("EOC"), as amended,
                                    previously filed with this Registration
                                    Statement, File No. 333-72233, on
                                    February 12, 1999.

            1-A(6)(b)               By-Laws of EOC, as amended, previously
                                    filed with this Registration Statement,
                                    File No. 333-72233, on February 12, 1999.



            1-A(7)                  Inapplicable.


- -------------------------------
+ State variations not included



            1-A(8) Form of Distribution and Servicing Agreement among EOC and EQ Financial Consultants, Inc.
                                   ("EQFC") authorizing EQFC to distribute all EOC products in the agency channel, previously filed with this Registration
                                   Statement, File No. 333-72233, on
                                   February 12, 1999.

            1-A(8)(i)              Schedule of Commissions, previously filed
                                   with this Registration Statement, File No.
                                   333-72233, on February 12, 1999.

            1-A(8)(ii)             Form of Distribution Agreement between EOC
                                   and Equitable Distributors, Inc. ("EDI"),
                                   authorizing EDI to distribute all EOC
                                   products in the retail channel, previously
                                   filed with this Registration Statement,
                                   File No. 333-72233, on February 12, 1999.

            1-A(8)(iii)            Form of Sales Agreement between EQFC and
                                   EOC committing EQFC to provide shares of The
                                   Hudson River Trust ("HRT") for all EOC
                                   separate account products sold in the agency
                                   channel, previously filed with this
                                   Registration Statement, File No.
                                   333-72233, on February 12, 1999.

            1-A(8)(iv)             Form of Sales Agreement between EOC and EDI
                                   committing EDI to provide HRT shares for all
                                   EOC separate account products sold in the
                                   retail channel, previously filed with this
                                   Registration Statement, File No. 333-72233,
                                   on February 12, 1999.

            1-A(8)(v)              Participation Agreement by and among EQ
                                   Advisors Trust ("EQAT"), EDI, EOC and EQFC,
                                   committing EQAT and its distributors, EQFC
                                   and EDI, to provide EQAT and EQFC shares for
                                   all EOC separate account products sold in
                                   the agency channel and the retail channel,
                                   previously filed with this Registration
                                   Statement, File No. 333-72233, on
                                   February 12, 1999.

            1-A(9)                 Agreement for Cooperative and Joint Use of
                                   Personnel, Property and Services between
                                   Equitable Life Assurance Society of the
                                   United States and EOC, dated April 16, 1984, previously filed with this Registration
                                   Statement, File No. 333-72233, on
                                   February 12, 1999.

            1-A(10) Form of Application, previously filed with this Registration Statement, File
                                   No. 333-72233, on February 12, 1999.

            2(a)                   Opinion and Consent of Edwards & Angell, LLP.

            2(b)                   Opinion and Consent of Barbara Fraser,
                                   F.S.A., M.A.A.A., Vice President of The
                                   Equitable of Colorado, Inc.

            3                      Inapplicable.

            4                      Inapplicable.


            6                      Consent of Independent Public Accountant.


            7(a) Powers-of-Attorney, previously filed with this Registration Statement, File No.
                                   333-72233, on February 12, 1999.

            8                      Description of EOC's Issuance, Transfer and
                                   Redemption Procedures for Flexible Premium
                                   Policies pursuant to Rule 6e-3(T)(b)(12)
                                   (iii) under the Investment Company Act of
                                   1940, previously filed with this
                                   Registration Statement, File No. 333-72233, on February 12, 1999.


            9                      Form of Illustration of Policy Benefits




                                    SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City and State of New York on the 9th day of April, 1999.



[SEAL]                          SEPARATE ACCOUNT VLI OF THE EQUITABLE OF
                                COLORADO, INC.
                                (Registrant)

                                By:  THE EQUITABLE OF COLORADO, INC.,
                                     (Depositor)

                                            By: /s/ Mildred M. Oliver
                                                ----------------------
                                                   (Mildred M. Oliver)
                                                    Vice President






Attest: /s/ Linda Galasso
       -----------------
           (Linda Galasso)
            Secretary
            April 9, 1999

                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, the Depositor has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York on the 9th day of April, 1999.




                                                 THE EQUITABLE OF COLORADO, INC.
                                                           (Depositor)


                                                 By: /s/Mildred M. Oliver
                                                     ---------------------
                                                       (Mildred M. Oliver)
                                                        Vice President


Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*  Samuel B. Shlesinger           Chairman of the Board, President and Chief
                                  Executive Officer.


PRINCIPAL FINANCIAL OFFICER:

/s/Alvin H. Fenichel
--------------------
*  Alvin H. Fenichel              Senior Vice President and Chief Financial
April 9, 1999                     Officer

PRINCIPAL ACCOUNTING OFFICER:

*  Allen Zabusky                  Vice President and Controller

*DIRECTORS:

Michel Beaulieu                   Michael S. Martin
Harvey E. Blitz                   Samuel B. Shlesinger





*By:  /s/ Mildred M. Oliver
     -----------------------
         (Mildred M. Oliver)
          Attorney-in-Fact
          April 9, 1999

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.                                                                          TAG VALUE
----------                                                                           ---------



1-A(5)(a)           Flexible Premium Variable Life Policy                            EX-99.1A5a

2(a)                Opinion and Consent of Edwards & Angell, LLP.                    EX-99.2a

2(b)                Opinion and Consent of Barbara Fraser, F.S.A., M.A.A.A.          EX-99.2b

6                   Consent of Independent Public Accountants.                       EX-99.6

9.                  Form of Illustration of Policy Benefits.                         EX-99.9

